SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001 -20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com     copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

Quarterly Information

March 2006

SUMMARY

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of 31 March 2006 and 31 December 2005
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	31/03/2006	31/12/2005	31/03/2006	31/12/2005

1	Total Assets	7,339,589	7,198,411	10,975,650	10,939,006
1.01	Current Assets	190,401	292,883	2,459,365	2,470,243
1.01.01	Cash in hand	1,018	15,583	1,150,459	1,131,766
1.01.02	Receivables	189,383	277,300	1,264,562	1,301,887
1.01.02.01	Customers and distributors	-	-	988,606	945,577
1.01.02.02	Provision for doubtful accounts	-	-	(81,978)	(79,073)
1.01.02.03	Services to third parties, net	-	-	8,489	7,349
1.01.02.04	Dividends receivable	131,681	207,152	2,573	3,665
1.01.02.05	Service in progress	1,060	1,060	11,625	12,132
1.01.02.06	CRC transferred to State Government	-	-	32,337	31,803
1.01.02.07	Taxes and social contribution paid in advance	52,290	64,737	103,682	131,038
1.01.02.08	Account for Compensation of Portion A	-	-	86,018	128,187
1.01.02.09	Regulatory asset - Pasep/Cofins	-	-	25,081	43,876
1.01.02.10	Collaterals and escrow deposits	-	-	44,271	43,746
1.01.02.11	Other receivables	4,352	4,351	43,858	33,587
1.01.03	Inventories	-	-	44,344	36,590
1.02	Long-Term Receivables	1,460,374	1,432,132	2,052,054	2,057,777
1.02.01	Sundry Receivables	216,206	205,406	2,016,332	2,022,420
1.02.01.01	Customers and distributors	-	-	99,996	104,483
1.02.01.02	CRC transferred to State Government	-	-	1,144,591	1,150,464
1.02.01.03	Taxes and social contribution	154,074	143,346	523,616	526,506
1.02.01.04	Judicial deposits	62,132	62,060	149,775	145,183
1.02.01.05	Account for Compensation of Portion A	-	-	8,735	8,559
1.02.01.06	Regulatory asset - Pasep/Cofins	-	-	49,173	43,608
1.02.01.07	Collaterals and escrow deposits	-	-	25,096	27,041
1.02.01.08	Other receivables	-	-	15,350	16,576
1.02.02	Receivables from Related Parties	1,244,168	1,226,726	35,722	35,357
1.02.02.01	From investees	35,722	35,357	35,722	35,357
1.02.02.02	From subsidiaries	1,208,446	1,191,369	-	-
1.03	Permanent Assets	5,688,814	5,473,396	6,464,231	6,410,986
1.03.01	Investments	5,688,814	5,473,396	416,375	414,320
1.03.01.01	Equity in investees	-	-	380,667	378,518
1.03.01.02	Equity in subsidiaries	5,684,152	5,468,734	22,720	22,815
1.03.01.03	Other	4,662	4,662	12,988	12,987
1.03.02	Property, Plant, and Equipment	-	-	6,042,542	5,991,291
1.03.03	Deferred Assets	-	-	5,314	5,375

Balance Sheet—Liabilities and Shareholders’ Equity
As of 31 March 2006 and 31 December 2005
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	31/03/2006	31/12/2005	31/03/2006	31/12/2005

2	Total Liabilities	7,339,589	7,198,411	10,975,650	10,939,006
2.01	Current Liabilities	860,421	273,870	2,886,389	2,258,341
2.01.01	Loans and financing	12,293	11,304	90,924	99,253
2.01.02	Debentures	718,030	92,471	723,043	115,703
2.01.03	Suppliers	603	280	1,265,632	1,162,416
2.01.04	Taxes, fees, and contributions	18,813	59,122	207,193	310,942
2.01.05	Dividends payable	110,561	110,567	115,429	114,467
2.01.06	Accrued payroll costs	94	96	109,482	108,326
2.01.08	Other	27	30	374,686	347,234
2.01.08.01	Post-employment benefits	1	2	126,415	132,902
2.01.08.02	Account for Compensation of Portion A	-	-	64,020	65,664
2.01.08.03	Regulatory charges	-	-	59,429	41,280
2.01.08.04	Other accounts payable	26	28	124,822	107,388
2.02	Long-Term Liabilities	821,331	1,437,358	2,285,061	3,050,051
2.02.01	Loans and financing	102,179	110,096	565,339	602,624
2.02.02	Debentures	266,680	962,902	530,252	1,226,525
2.02.03	Provision for contingencies	327,633	326,531	496,200	495,292
2.02.04	Payables to related parties	124,839	37,829	-	-
2.02.05	Other	-	-	693,270	725,610
2.02.05.01	Suppliers	-	-	152,251	176,609
2.02.05.02	Taxes and social contributions	-	-	38,808	37,235
2.02.05.03	Post-employment benefits	-	-	486,198	486,854
2.02.05.04	Customers	-	-	1,465	-
2.02.05.05	Account for Compensation of Portion A	-	-	14,548	24,912
2.04	Minority Interest	-	-	146,363	143,431
2.05	Shareholders' Equity	5,657,837	5,487,183	5,657,837	5,487,183
2.05.01	Paid in share capital	3,480,000	3,480,000	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293	817,293	817,293
2.05.04	Income Reserves	1,189,890	1,189,890	1,189,890	1,189,890
2.05.04.01	Legal reserves	209,821	209,821	209,821	209,821
2.05.04.02	Retained earnings	980,069	980,069	980,069	980,069
2.05.05	Accrued earnings/losses	170,654	-	170,654	-

Statement of Income
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	31/03/2006	31/03/2005	31/03/2006	31/03/2005

3	Statement of Income
3.01	Gross Revenues from Sales and Services	-	-	1,815,625	1,591,852
3.01.01	Power sales to final customers	-	-	1,387,612	1,226,381
3.01.02	Power sales to distributors	-	-	281,687	227,650
3.01.03	Use of the power grid	-	-	69,224	64,192
3.01.04	Telecommunications revenues	-	-	13,873	12,478
3.01.05	Distribution of piped gas	-	-	49,952	40,360
3.01.06	Other operating revenues	-	-	13,277	20,791
3.02	Deductions from gross revenues	-	-	(502,020)	(442,525)
3.03	Net Income from Sales and Services	-	-	1,313,605	1,149,327
3.04	Cost of Sales and Services	(6,063)	(2,589)	(1,035,007)	(1,003,582)
3.04.01	Power purchased for resale	-	-	(359,555)	(359,817)
3.04.02	Charges for the use of the power grid	-	-	(158,060)	(111,837)
3.04.03	Payroll	(1,200)	(903)	(130,513)	(136,519)
3.04.04	Pension and healthcare plans	(3)	(11)	(31,505)	(24,218)
3.04.05	Materials and supplies	(1)	(2)	(16,078)	(13,575)
3.04.06	Raw materials and supplies for power generation	-	-	(6,146)	(3,424)
3.04.07	Natural gas and supplies for the gas business	-	-	(23,681)	(85,641)
3.04.08	Third-party services	(1,782)	(825)	(51,097)	(41,923)
3.04.09	Depreciation and amortization	-	-	(85,437)	(79,160)
3.04.10	Regulatory charges	-	-	(137,316)	(115,224)
3.04.11	Taxes	(1,759)	(260)	(4,976)	(4,096)
3.04.12	Other operating expenses	(1,318)	(588)	(30,643)	(28,148)
3.05	Result of Operations	(6,063)	(2,589)	278,598	145,745
3.06	Operating Expenses/Revenues	166,171	80,623	(5,407)	(15,534)
3.06.03	Financial Expenses/Revenues	(25,250)	(830)	(7,337)	(19,836)
3.06.03.01	Financial revenues	1,407	1,172	115,308	94,777
3.06.03.02	Financial expenses	(26,657)	(2,002)	(122,645)	(114,613)
3.06.06	Equity in the Results of Subsidiaries and Investees	191,421	81,453	1,930	4,302
3.07	Operating Income (Losses)	160,108	78,034	273,191	130,211
3.08	Non-Operating Income (Losses)	16	-	(3,652)	(3,848)
3.08.01	Revenues	16	-	1,717	1,361
3.08.02	Expenses	-	-	(5,369)	(5,209)
3.09	Income (Losses) before Taxes/Equity Investments	160,124	78,034	269,539	126,363
3.10	Provision for Income Tax and Social Contribution	-	-	(105,339)	(54,877)
3.10.01	Income tax	-	-	(77,352)	(39,517)
3.10.02	Social contribution	-	-	(27,987)	(15,360)
3.11	Deferred Income Tax	10,530	373	10,354	11,733
3.11.01	Income tax	7,743	166	7,613	8,519
3.11.02	Social contribution	2,787	207	2,741	3,214
3.14	Minority Interest	-	-	(3,900)	(4,812)
3.15	Net Income (Losses) for the Quarter	170,654	78,407	170,654	78,407

	Net Income per Lot of One Thousand Shares	0.6236	0.2865	0.6236	0.2865

Statement of Changes in Shareholders’ Equity
For the year ended on 31 December 2005 and for the quarter ended on 31 March 2006
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of 31 December 2004	3,480,000	817,293	184,702	654,322	-	5,136,317

Adjustment from previous periods	-	-	-	-	(28,516)	(28,516)
Net income	-	-	-	-	502,377	502,377
Allocation proposed at the GSM:
Legal reserve	-	-	25,119	-	(25,119)	-
Interest on capital	-	-	-	-	(122,995)	(122,995)
Investment reserve	-	-	-	325,747	(325,747)	-

Balance as of 31 December 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Net income for the quarter	-	-	-	-	170,654	170,654

Balance as of 31 March 2006	3,480,000	817,293	209,821	980,069	170,654	5,657,837

Statement of Changes in Financial Position
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005

From operations
Net income	170,654	78,407	170,654	78,407

Expenses (revenues) not affecting
net working capital:
Depreciation and amortization	-	-	85,437	79,160
Long-term monetary variations, net	2,891	(205)	(1,375)	(21,592)
Equity in results of subsidiaries and investees	(191,418)	(81,452)	(3,223)	(5,503)
Deferred income tax and social contribution	(10,728)	(373)	5,830	(7,911)
Provisions for long-term liabilities	-	-	25,487	20,408
Write-off of long-term receivables	-	-	21	21
Write-off of property, plant, and equipment in service, net	-	-	5,883	4,604
Amortization of goodwill on investments	-	-	1,297	1,202
Minority interest	-	-	2,932	7,079
	(199,255)	(82,030)	122,289	77,468

Total provided (used) by operations	(28,601)	(3,623)	292,943	155,875

From third-parties
Investees and subsidiaries	64,001	77,445	-	-
Customer contributions	-	-	8,431	9,355
Debentures	-	100,000	-	100,000
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	6,823	5,460
CRC transferred to State Government	-	-	8,286	7,740
Value-added tax (ICMS) paid in advance	-	-	373	567
Account for compensation of Portion A	-	-	-	54,265
Loan agreements	93	129	93	129
Other receivables	-	-	425	508
	64,094	177,574	24,431	178,024

From the reduction of net working capital	689,032	-	638,926	-

TOTAL SOURCES	724,525	173,951	956,300	333,899

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

USE OF FUNDS	Parent Company			Consolidated

	2006	2005	2006	2005

On property, plant, and equipment	-	-	149,458	133,156

On long-term receivables
Customers and distributors	-	-	102	-
Taxes and social contribution paid in advance	-	-	1,763	350
Judicial deposits	-	-	4,520	4,506
Account for compensation of Portion A	-	-	4,079	-
Pasep/Cofins regulatory asset	-	-	5,565	19,381
Other	-	-	936	-
	-	-	16,965	24,237

On investments	24,000	12,046	129	5

On deferred assets	-	-	18	163

Transfer from long-term to current liabilities:
Loans and financing	-	-	26,793	30,333
Debentures	700,525	-	705,538	-
Suppliers	-	-	24,358	17,189
Post-employment benefits	-	-	26,144	40,925
Account for compensation of Portion A	-	-	6,702	-
Taxes, social contribution, and other payables	-	-	-	1,588
Judicial contingencies	-	-	195	-
	700,525	-	789,730	90,035

On the increase of net working capital	-	161,905	-	86,303

TOTAL USES	724,525	173,951	956,300	333,899

Statement of variations in net working capital

Current assets at the beginning of the period	292,883	330,461	2,470,243	1,638,482
Current liabilities at the beginning of the period	273,871	684,060	2,258,341	2,226,261
Net working capital at the beginning of the period	19,012	(353,599)	211,902	(587,779)

Current assets at the end of the period	190,401	334,605	2,459,365	1,784,255
Current liabilities at the end of the period	860,421	526,299	2,886,389	2,285,731
Net working capital at the end of the period	(670,020)	(191,694)	(427,024)	(501,476)

Increase (decrease) in net working capital	(689,032)	161,905	(638,926)	86,303

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	170,654	78,407	170,654	78,407

Expenses (revenues) not affecting cash:
Provision for (reversal of) doubtful accounts	-	-	3,197	24,652
Depreciation and amortization	-	-	85,437	79,160
Long-term monetary variations, net	2,891	(205)	(1,375)	(21,592)
Equity in results of subsidiaries and investees	(191,418)	(81,452)	(3,223)	(5,503)
Deferred income tax and social contribution	(10,728)	(373)	5,830	(7,911)
Provisions for long-term liabilities	-	-	25,487	20,408
Write-off of long-term receivables	-	-	21	21
Write-off of property, plant, and equipment in service, net	-	-	5,883	4,604
Amortization of goodwill on investments	-	-	1,297	1,202
Minority interest	-	-	2,932	7,079
	(199,255)	(82,030)	125,486	102,120

Changes in current assets
Customers and distributors	-	-	(36,498)	(102,024)
Services to third-parties, net	-	-	(1,140)	(1,768)
Construction in progress	-	(83)	507	29
CRC transferred to State Government	-	-	7,752	7,130
Taxes and social contribution paid in advance	12,447	(5,216)	27,729	(32,845)
Account for compensation of Portion A	-	-	42,169	42,957
Pasep/Cofins regulatory asset	-	-	18,795	-
Collaterals and escrow deposits			(525)	(28,851)
Inventories	-	-	(7,754)	(2,046)
Other	92	248	(9,753)	(7,125)
	12,539	(5,051)	41,282	(124,543)
Changes in current liabilities
Suppliers	323	(46)	78,858	165,919
Taxes and social contribution	(40,310)	(21,588)	(103,749)	(39,034)
Payroll and labor provisions	(2)	(31)	1,156	18,297
Post-employment benefits	(1)	(15)	(32,631)	(30,573)
Account for compensation of Portion A			(8,346)	-
Regulatory charges	-	-	18,149	11,116
Transactions with derivatives	-	-	-	12,353
Other	(2)	-	17,239	3,037
	(39,992)	(21,680)	(29,324)	141,115
Changes in long-term receivables
Customers and distributors	-	-	(102)	-
Taxes and social contribution paid in advance	-	-	(1,763)	(350)
Judicial deposits	-	-	(4,520)	(4,506)
Investees and subsidiaries	64,001	77,445	-	-
Account for compensation of Portion A	-	-	(4,079)	-
Pasep/Cofins regulatory asset	-	-	(5,565)	(19,381)
Advance insurance payments	-	-	(936)	-
	64,001	77,445	(16,965)	(24,237)

Total used (provided) by operating activities	7,947	47,091	291,133	172,862

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2006	2005	2006	2005
CASH FLOW FROM INVESTING ACTIVITIES
Interest in other companies:
Copel Transmission	(17,000)	-
Copel Corporate Partnerships	(7,000)	(12,046)
Other investees	-	-	(129)	(5)
Dividends and interest on capital	75,471	106,873	1,092	-
Additions to property, plant, and equipment:
In generation	-	-	(856)	(3,776)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)			(27,963)	(37,814)
In transmission	-	-	(39,294)	(30,813)
In distribution	-	-	(72,010)	(53,063)
In telecommunications	-	-	(5,805)	(5,315)
In piped gas (Companhia Paranaense de Gás - Compagás)	-	-	(3,530)	(2,375)
Customer contributions	-	-	8,431	9,355
Additions to deferred assets			(18)	(163)

Total used (provided) by investing activities	51,471	94,827	(140,082)	(123,969)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	989	13,661	(35,122)	(21,132)
Debentures	(74,966)	(49,893)	(98,198)	(49,893)
Dividends	(6)	151	962	(655)

Total used (provided) by financing activities	(73,983)	(36,081)	(132,358)	(71,680)

INCREASE (DECREASE) IN CASH	(14,565)	105,837	18,693	(22,787)

Cash at the beginning of the period	15,583	3,281	1,131,766	533,092
Cash at the end of the period	1,018	109,118	1,150,459	510,305

Variation in cash	(14,565)	105,837	18,693	(22,787)

The accompanying notes are an integral part of these financial statements.

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 29 October 2001.

Statement of Added Value
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

		Consolidated

	2006	2005

Revenues
Sales of power, services, and other revenues	1,815,625	1,591,852
Provision for doubtful accounts	(3,196)	(24,652)
Non-operating income (losses)	(3,652)	(3,848)
Total	1,808,777	1,563,352

( - ) Supplies acquired from third-parties
Electricity purchased for resale	359,555	359,817
Charges for the use of the power grid	158,060	111,837
Materials, supplies, and services from third-parties	73,321
Natural gas and supplies for the gas business	23,681	144,563
Emergency capacity charges	909	24,841
Other	22,399	(360)
Total	637,925	640,698

( = ) GROSS ADDED VALUE	1,170,852	922,654

( - ) Depreciation and amortization	85,437	79,160

( = ) NET ADDED VALUE	1,085,415	843,494

( + ) Transferred Added Value
Financial revenues	125,759	94,777
Equity in the results of subsidiaries and investees	1,930	4,302

Total	127,689	99,079

ADDED VALUE TO DISTRIBUTE	1,213,104	942,573

Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1,010, published on the Federal Register on 25 January 2005.

Statement of Added Value
For the quarters ended on 31 March 2006 and 2005
(In thousands of reais)

(continued)

			Consolidated

	2006	%	2005	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	94,482		100,843
Pension and healthcare plans	31,505		24,218
Meal assistance and education allowance	10,511		8,455
Social charges - FGTS	8,424		8,871
Labor indemnifications and severance pay	1,583		272
Transfer to construction in progress	(10,011)		(9,132)
Total	136,494	11.3	133,527	14.2

Government
ICMS (VAT)	356,766		319,509
Regulatory charges	137,316		115,224
Cofins	105,305		64,600
Income tax and social contribution	94,985		43,144
Social charges - INSS	25,524		27,210
Pasep	23,557		13,944
RGR	15,100		19,329
CPMF and IOF taxes	9,060		7,150
Other taxes	4,976		4,096
ISSQN	383		302
Total	772,972	63.7	614,508	65.2

Financing agents
Interest and penalties	124,036		107,463
Rents	5,048		3,856
Total	129,084	10.6	111,319	11.8

Shareholders
Retained earnings	170,654		78,407
Minority interest	3,900		4,812
Total	174,554	14.4	83,219	8.8

	1,213,104	100.0	942,573	100.0

Value added (average) by employee	155		139
Shareholders' equity contribution rate - %	21.4		18.1
Wealth generation rate - %	11.1		9.3
Wealth retention rate - %	14.4		8.8

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Quarterly Information as of 31 March 2006 and 2005

(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sales of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to take part – together with private companies – in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s wholly-owned subsidiaries are:

COPEL Generation – Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. This subsidiary holds the following concessions granted by ANEEL, all of which are renewable pursuant to the national power sector legislation in effect:

Power Plants	River	Installed	Concession	Expiration
		Capacity (MW)	Date	Date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.08.1976	15.08.2026
Chaminé	São João	18.00	13.08.1976	15.08.2026
Apucaraninha	Apucaraninha	10.00	13.10.1975	13.10.2025
Mourão	Mourão	8.20	20.01.1964	07.07.2015
Jordão River Diversion	Jordão	6.50	14.11.1979	15.11.2009
Marumbi(1)	Ipiranga	4.80	-	-
São Jorge	Pitangui/Tibagi	2.30	04.12.1974	04.12.2024
Chopim I	Chopim	1.98	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	07.01.1981	07.01.2011
Salto do Vau(2)	Palmital	0.94	27.01.1954	-
Pitangui(2)	Pitangui	0.87	05.12.1954	-
Melissa(2)	Melissa	1.00	08.10.1993	-
Thermal facility
Figueira		20.00	21.03.1969	26.03.2019

(1)	Submitted to approval by ANEEL.

(2)	Facilities under 1 MW are only subject to registration before ANEEL.

COPEL Transmission – Charged with the transport and transformation of the power generated by the Company. It builds, operates, and maintains all power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected System in southern Brazil. It relies on 127 substations, operating at voltages equal to or higher than 69 kV, and on 7,046.7 km of transmission lines;

COPEL Distribution – Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 1,109 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina;

COPEL Telecommunications – The significant infrastructure of the Company's corporate telecommunications system, which has been operated and maintained for 30 years to meet COPEL's needs, coupled with its great expertise within the sector, have contributed to COPEL's obtaining authorization from ANATEL to provide telecom services to third-parties; and

COPEL Corporate Partnerships – Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, constituted as special purpose companies (SPCs), with a total installed capacity of 760.9 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors.

The subsidiaries controlled by COPEL are:

Companhia Paranaense de Gás - Compagas – a mixed capital company in which COPEL Corporate Partnerships holds a 51% voting interest and whose main activity is the supply of piped natural gas, through a 448-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais; and

Elejor - Centrais Elétricas Rio Jordão S.A. – a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná.

2 Presentation of the Quarterly Information

The quarterly financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), the Institute of Independent Auditors of Brazil (Ibracon), and the Federal Accounting Council (CFC).

In compliance with the applicable legislation, the consolidation of interests in other companies comprises, as of the fiscal year ended on 31 December 2005, the financial statements of Elejor. Thus, for purposes of comparison, the financial statements as of 31 March 2005 have been consolidated likewise.

The subsidiaries observe the same accounting practices adopted by COPEL.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

The notes to the financial statements as of 31 December 2005, published in the official government registry on 20 April 2006, complement the notes to the current quarterly information, published in short.

a) Consolidated Quarterly Information

The consolidated quarterly information is presented herein in compliance with CVM Instruction no. 247/1996 as amended and comprises the parent company, the wholly-owned subsidiaries COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships, as well as subsidiaries Compagas and Elejor.

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 44, reclassified for the purpose of ensuring consistency with the account classification.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

b) Main Accounting Practices

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of 31 December 2005 and prior quarterly information.

3 Cash in Hand

		Parent Company		Consolidated

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Cash and banks	453	208	49,159	85,793
Financial investments
Federal banks	511	15,323	1,025,957	914,634
Private banks	54	52	75,343	131,339
	565	15,375	1,101,300	1,045,973

	1,018	15,583	1,150,459	1,131,766

Most of the Company’s financial investments have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% the Interbank Deposit Certificate rate. Financial investments in private banks comprise, in part, obligations under ANEEL Resolutions (no. 552/2002 and 23/2003), which regulate the pledge of financial guarantees in power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE).

4 Consumers and Distributors

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				31.03.2006	31.12.2005
Consumers
Residential	84,880	73,672	5,954	164,506	155,429
Industrial	76,259	15,957	43,691	135,907	132,088
Commercial	54,249	22,671	4,079	80,999	78,334
Rural	12,211	6,358	443	19,012	16,744
Public agencies	13,966	8,505	16,163	38,634	54,400
Public lighting	12,001	1,568	781	14,350	14,854
Public services	19,692	790	123	20,605	11,356
Unbilled	135,487	-	-	135,487	135,157
Energy installment plan - current	69,408	6,664	8,686	84,758	64,659
Energy installment plan - long-term	71,114	-	-	71,114	73,091
Emergency capacity charges	17	82	2,813	2,912	8,033
Low income customer rates	6,449	19,527	116	26,092	12,783
State Government - "Luz Fraterna" Program	226	7,583	25,158	32,967	27,352
Rental of equipment and facilities	473	806	390	1,669	31,207
Gas supply	12,482	457	500	13,439	13,538
Other receivables	7,687	8,307	11,500	27,494	27,945
Other receivables - long-term	9	-	-	9	3
	576,610	172,947	120,397	869,954	856,973
Distributors
Bulk supply
Short-term bulk supply	-	-	40	40	40
Bulk supply - CCEE (note 39)	4,883	-	98	4,981	11,018
Reimbursement to generators - current	14,500	-	-	14,500	13,332
Reimbursement to generators - long-term	28,873	-	-	28,873	31,389
Initial contracts	5,054	-	-	5,054	9,520
Energy auction	69,503	-	-	69,503	50,415
Bilateral agreements	53,686	-	-	53,686	36,862
	176,499	-	138	176,637	152,576
Transmission system
Power grid	25,799	-	-	25,799	24,765
Basic Network	15,850	151	85	16,086	15,631
Connection grid	19	10	97	126	115
	41,668	161	182	42,011	40,511

	794,777	173,108	120,717	1,088,602	1,050,060

Current total	694,781	173,108	120,717	988,606	945,577
Long-Term Total	99,996	-	-	99,996	104,483

5 Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Accounting Manual for Electric Energy Utilities and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, Company management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions (1)	Write-offs	Consolidated

	31.12.2005			31.03.2006
Consumers and distributors
Residential	15,254	2,860	-	18,114
Industrial	11,905	27,827	-	39,732
Commercial	28,284	(25,489)	-	2,795
Rural	25	12	-	37
Public agencies	22,214	(2,317)	-	19,897
Public lighting	135	29	-	164
Public services	31	(17)	-	14
Bulk sales to distributors	760	-	-	760
Gas supply	465	-	-	465

	79,073	2,905	-	81,978

(1)	Net of reversals.

Under the commercial segment, the provision for losses in connection with equipment and facility rents which was under litigation was reversed. With the ruling in favor of the Company, the amount was collected in the first quarter of 2006.

6 Services Provided to Third Parties, Net

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				31.03.2006	31.12.2005
Telecommunications services	210	6,812	452	7,474	6,341
Services rendered to third parties	44	326	3,235	3,605	3,307
Provision for doubtful accounts	-	-	(2,590)	(2,590)	(2,299)

	254	7,138	1,097	8,489	7,349

7 Dividends Receivable

.
		Parent Company		Consolidated

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Dividends receivable
Sercomtel S.A. - Telecomunicações	-	-	-	942
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	2,487	2,637
Other	22	22	22	22
	22	22	2,573	3,665
Interest on capital (note 14):
COPEL Generation	-	75,471	-	-
COPEL Transmission	69,217	69,217	-	-
COPEL Telecommunications	916	916	-	-
COPEL Corporate Partnerships	61,526	61,526	-	-
	131,659	207,130	-	-

	131,681	207,152	2,573	3,665

8 CRC Transferred to the Government of the State of Paraná

Under an agreement dated 4 August 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On 1 October 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on 30 October 1997 and the last one due on 30 March 2025. The restatement and interest provisions of the original agreement remained unchanged.

On 19 March 2003, the Government of the State of Paraná formally requested that the Ministry of Finance approve the federalization of COPEL’s CRC credit. This request has been submitted to the Department of the National Treasury for review, and no reply has been issued so far.

By means of a fourth amendment dated 21 January 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of 31 December 2004, in the amount of R$ R$ 1,197,404, to be paid in 244 installments under the Price amortization system, the first one due on 30 January 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. All remaining provisions of the original agreement shall continue in effect.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of 31 December 2004	29,459	1,167,945	1,197,404
Interest and fees	76,443	-	76,443
Monetary variation	31	14,291	14,322
Transfers	31,772	(31,772)	-
Amortization	(105,902)	-	(105,902)
As of 31 December 2005	31,803	1,150,464	1,182,267
Interest and fees	19,040	-	19,040
Monetary variation	7	2,413	2,420
Transfers	8,286	(8,286)	-
Amortization	(26,799)	-	(26,799)
As of 31 March 2006	32,337	1,144,591	1,176,928

9 Taxes and Social Contribution

		Parent Company		Consolidated

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Current assets
IRPJ/CSLL paid in advance	52,290	64,737	62,055	92,510
Deferred IRPJ/CSLL on: (a)
Pension and healthcare plans - CVM Ruling no. 371	-	-	3,803	4,150
Pension plan deficit - plan III	-	-	6,180	6,091
Tax losses	-	-	745	745
Temporary additions	-	-	14,690	14,690
ICMS (VAT) paid in advance	-	-	15,797	12,526
Other	-	-	412	326
	52,290	64,737	103,682	131,038
Long-term receivables
Deferred IRPJ/CSLL on: (a)
Pension plan deficit - plan III	-	-	108,394	109,973
Pension and healthcare plans - CVM Ruling no. 371	-	-	52,479	53,082
Temporary additions	114,919	114,488	241,640	236,153
Tax losses and negative tax basis	30,958	20,859	71,659	79,677
IRPJ/CSLL paid in advance	8,197	7,999	8,196	7,999
ICMS (VAT) paid in advance	-	-	30,450	29,081
ICMS preliminary injunction for judicial deposit	-	-	10,773	10,531
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	25	10
	154,074	143,346	523,616	526,506
Current liabilities
Deferred IRPJ/CSLL on: (a)
Portion A	-	-	24,393	37,696
Temporary exclusions	-	-	9,846	17,220
Income tax withheld	282	101	1,121	376
ICMS (VAT) due	-	27,523	117,048	157,129
Pasep and Cofins due	18,302	18,302	52,393	54,106
Other taxes	229	13,196	2,392	44,415
	18,813	59,122	207,193	310,942
Long-term liabilities
Deferred IRPJ/CSLL on: (a)
Portion A	-	-	2,333	2,910
Temporary exclusions	-	-	8,957	8,957
Pasep/Cofins regulatory asset	-	-	16,719	14,827
ICMS preliminary injunction for judicial deposit	-	-	10,774	10,531
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	25	10
	-	-	38,808	37,235

(1) In the consolidated statements
IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

a) Income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

The tax basis for the realization of tax credits has been recorded as follows:

		Consolidated

	.	31.03.2006
Current assets
	IRPJ/CSLL on pension and healthcare plans - CVM Ruling no. 371	3,803
	IRPJ/CSLL on pension plan deficit - plan III	6,180
	Tax losses	745
	Temporary additions	14,690
Long-term receivables
	IRPJ/CSLL on pension plan deficit - plan III	108,394
	IRPJ/CSLL on pension and healthcare plans - CVM Ruling no. 371	52,479
	IRPJ/CSLL on temporary additions	241,640
	IRPJ/CSLL on tax losses and negative tax basis	71,659
(-)	Current liabilities
	IRPJ/CSLL on deferred Portion A	24,393
	IRPJ/CSLL on temporary exclusions	9,846
(-)	Long-term liabilities
	IRPJ/CSLL on deferred Portion A	2,333
	IRPJ/CSLL on temporary exclusions	8,957
	IRPJ/CSLL on Pasep/Cofins regulatory asset	16,719

		437,342

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

In compliance with CVM Instruction no. 371 of 27 June 2002, the expected generation of taxable income in sufficient amounts to offset such tax credits, which were recorded by the Company based on studies submitted to review by the Board of Directors and by the Fiscal Council and later approved by them, is featured on the table below:

	Estimated	Actual	Estimated
	realizable value	realized amount	realizable amount

2006	132,393	24,333	-
2007	-	-	25,874
2008	-	-	22,030
2009	-	-	20,193
2010	-	-	22,114
2011	-	-	31,572
After 2011	-	-	315,559

	132,393	24,333	437,342

These estimates of future results will be reviewed by management after the end of the fiscal year on 31 December 2006.

10 Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated 24 January 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record cost variations, occurring between annual rate reviews, of the following Portion A cost items: Itaipu Binacional capacity rate; Itaipu Binancional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; and System Service Charges (ESS).

Later on, Joint Ministry Ordinances no. 116, dated 4 April 2003, and no. 361, dated 26 November 2004, added new eligible items, such as the Energy Development Account (CDE or EDA) quota, costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

In June 2005, ANEEL granted COPEL Distribution an average 7.80% rate increase. Out of this total, 5.99% correspond to amounts resulting from Portion A cost variations, broken down as follows: 3.12% for deferred Portion A amounts during rate year 2003; 3.56% for 2004 Portion A amounts which hadn’t been previously offset; and minus 0.69% for the amounts during the period ended in June 2005. In addition to Portion A amounts, this rate increase took into account 3.06% from the financial adjustments on account of the Pasep/Cofins regulatory asset and of additional supplemental connection costs, and 1.25% from the negative rate adjustment during the period.

The 2003, 2004, and 2005 rate review installments are being realized from 24 June 2005 to 23 June 2006, by means of amounts passed on to rates, pursuant to ANEEL Resolution no. 130, dated 20 June 2005.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Recoverable Portion A variations, 2003 rate review
Power purchased for resale (Itaipu)	11,356	22,712	-	-
Transport of purchased power (Itaipu)	161	321	-	-
Charges for the use of the transmission system (Basic Network)	5,506	11,011	-	-
Energy Development Account - CDE	4,150	8,300	-	-
Charges for system services - ESS	2,990	5,980	-	-
	24,163	48,324	-	-
Recoverable Portion A variations, 2004 rate review
Charges for the use of the transmission system (Basic Network)	20,942	41,885	-	-
	20,942	41,885	-	-
Recoverable Portion A variations, 2005 rate review
Transport of purchased power (Itaipu)	543	1,086	-	-
Charges for the use of the transmission system (Basic Network)	7,844	15,689	-	-
Energy Development Account - CDE	2,496	4,991	-	-
Charges for system services - ESS	1,633	3,267	-	-
Fuel Consumption Account - CCC	2,193	4,386	-	-
	14,709	29,419	-	-
Recoverable Portion A variations, 2006 rate review
Transport of purchased power (Itaipu)	2,167	910	722	910
Charges for the use of the transmission system (Basic Network)	-	854	-	854
Energy Development Account - CDE	6,721	1,617	2,241	1,617
Charges for system services - ESS	1,522	598	507	598
Fuel Consumption Account - CCC	10,178	4,580	3,393	4,580
Incentives to Alternative Energy Sources - Proinfa	5,616	-	1,872	-
	26,204	8,559	8,735	8,559

	86,018	128,187	8,735	8,559

		Current		Long-term
Consolidated		liabilities		liabilities

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Recoverable Portion A variations, 2005 rate review
Power purchased for resale:
Auction	8,283	16,565	-	-
Cien	3,620	7,239	-	-
Itiquira	(185)	(370)	-	-
Itaipu	8,659	17,318	-	-
	20,377	40,752	-	-
Recoverable Portion A variations, 2006 rate review
Power purchased for resale:
Auction	30,488	14,556	10,163	14,556
Cien	6,137	5,752	2,046	5,752
Itiquira	(15,962)	(7,557)	(5,321)	(7,557)
Itaipu	18,614	12,161	6,205	12,161
	39,277	24,912	13,093	24,912
Charges for use of trans. syst. (Basic Network)	4,366	-	1,455	-
	43,643	24,912	14,548	24,912

	64,020	65,664	14,548	24,912

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

.
	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2005					31.03.2006
Assets
Power purchased for resale (Itaipu)	22,712	-	(14,677)	3,321	-	11,356
Transport of purchased power (Itaipu)	3,227	974	(919)	311	-	3,593
Charges for use of trans. syst. (Basic Network)	70,293	(7,481)	(38,628)	4,287	5,821	34,292
Energy Development Account - CDE	16,525	5,511	(8,401)	1,973	-	15,608
Charges for system services - ESS	10,443	766	(6,327)	1,770	-	6,652
Fuel Consumption Account - CCC	13,546	4,274	(2,847)	791	-	15,764
Incentives to Alternative Sources - Proinfa	-	7,488	-	-	-	7,488
	136,746	11,532	(71,799)	12,453	5,821	94,753
Liabilities
Power purchased for resale:
Auction	45,677	9,682	(9,084)	2,659	-	48,934
Cien	18,743	(4,053)	(3,970)	1,083	-	11,803
Itiquira	(15,484)	(5,203)	202	(983)	-	(21,468)
Itaipu	41,640	(460)	(9,495)	1,793	-	33,478
Charges for use of trans. syst. (Basic Network)	-	-	-	-	5,821	5,821
	90,576	(34)	(22,347)	4,552	5,821	78,568

11 Regulatory Assets – PIS/PASEP and COFINS

Under Laws no. 10,637, dated 30 December 2002, and 10,833, dated 29 December 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP from December 2002 to June 2005 and with COFINS from February 2004 to June 2005.

Through SFF/ANEEL Official Letter no. 302/2005, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has determined that utilities must calculate the financial impact of the PIS/PASEP and COFINS changes and record such an impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL has accrued, following the criteria set by ANEEL, R$ 135,906 as credits, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses.

Out of this total, R$ 49,173 have been recorded as long-term receivables, pending the establishment by ANEEL of a recovery schedule. Therefore, such amounts have not been monetarily restated.

Out of the amount to be recovered by the next rate review, i.e., R$ 86,733, R$ 61,652 have already been realized.

12 Guarantees and Escrow Deposits

		Consolidated

	31.03.2006	31.12.2005
Current assets
Escrow deposits	44,271	43,746
	44,271	43,746
Long-term receivables
Collateral under STN agreement (note 17.b)	25,096	27,041
	25,096	27,041

Escrow deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions and CCEE settlements.

13 Other Receivables

		Companhia		Consolidado

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Current assets
Advance payment to employees	-	-	18,043	7,276
Advance payments	-	-	4,846	7,611
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Recoverable salaries of transferred employees	-	-	3,591	3,557
Advance payments for judicial deposits	-	-	2,862	1,435
Fuel purchases on account of CCC	-	-	2,248	726
Decommissioning in progress	-	-	2,113	2,856
Advance payments to suppliers	-	-	2,109	2,857
RGR - diferença de 2003	-	-	1,056	2,155
Disposal of property and rights	-	-	644	643
Insurance companies	-	-	482	516
Other receivables	4	3	4,463	2,554
Provision for doubtful accounts	-	-	(2,947)	(2,947)
	4,352	4,351	43,858	33,587
Long-term receivables
Compulsory loans	-	-	7,966	7,830
Advance payments	-	-	4,392	5,754
Property and rights assigned for disposal	-	-	2,749	2,749
Other receivables	-	-	243	243
	-	-	15,350	16,576

The Company pays a portion of the employees' annual bonus ("13th salary") in advance, in the month of January, pursuant to the collective bargaining agreement, recording this amount as an advance payment to employees.

14 Investees and Subsidiaries

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Subsidiaries:
COPEL Generation
Interest on capital receivable (note 7) (a)	-	75,471	-	-
	-	75,471	-	-
COPEL Transmission
Interest on capital receivable (note 7) (a)	69,217	69,217	-	-
Transferred financing (b)	23,903	25,390	-	-
	93,120	94,607	-	-
COPEL Distribution
Transferred financing (b)	90,570	96,010	-	-
Transferred debentures (b)	572,825	620,122	-	-
Current accounts (c)	245,245	173,944	-	-
	908,640	890,076	-	-
COPEL Telecommunications
Interest on capital receivable (note 7) (a)	916	916	-	-
Current accounts (c)	67,244	67,244	-	-
	68,160	68,160	-	-
COPEL Corporate Partnerships
Interest on capital receivable (note 7) (a)	61,526	61,526	-	-
Current accounts (c)	208,659	208,659	-	-
	270,185	270,185	-	-

Subsidiaries	1,340,105	1,398,499	-	-
Investee:
Foz do Chopim Energética Ltda.
Loan agreement	35,722	35,357	35,722	35,357
Investee	35,722	35,357	35,722	35,357

	1,375,827	1,433,856	35,722	35,357

Interest on capital (note 7)	131,659	207,130	-	-
Long-term receivable	1,244,168	1,226,726	35,722	35,357

a) Receivable interest on capital

These are dividends receivable from the wholly-owned subsidiaries, calculated as interest on capital, as provided for in their by-laws.

b) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded under the Parent Company.

For purposes of disclosure of financial statements, the balances of these transferred loans and financing are shown separately, without interest, as receivables from the wholly-owned subsidiaries and as loans and financing liabilities, in the amount of R$ 114,473, as of 31 March 2006 (note 17).

The amount of R$ 572,825 in debentures was also transferred to COPEL Distribution under the same accounting criteria mentioned in the previous paragraph (note 18).

c) Current accounts

The 112th Meeting of the Parent Company's Board of Directors, on 24 March 2006, ruled that the amounts owed by COPEL Distribution be returned to it.

The General Shareholders’ Meetings, on 28 April 2006, approved capital increases for COPEL Telecommunications and COPEL Corporate Partnerships in an amount corresponding to the balances of current accounts as of 31 March 2006.

15 Investments

	Parent company		Consolidated

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Interests in investees (a)	-	-	380,667	378,518

Interests in subsidiaries
COPEL Generation	2,540,651	2,468,404	-	-
COPEL Transmission	957,361	907,128	-	-
COPEL Distribution	1,605,746	1,532,506	-	-
COPEL Telecommunications	115,884	114,724	-	-
COPEL Corporate Partnerships	464,510	445,972	-	-
Elejor -Centrais Elétricas do Rio Jordão S.A.- goodwill	-	-	22,720	22,815
	5,684,152	5,468,734	22,720	22,815
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,825
Other investments	2,322	2,322	3,823	3,822
	4,662	4,662	12,988	12,987

	5,688,814	5,473,396	416,375	414,320

a) Interests in subsidiaries

	Shareholders' equity		COPEL's	Consolidated
Investees	of investee		stake	investment

	31.03.2006	31.12.2005	(%)	31.03.2006	31.12.2005
Sercomtel S.A. - Telecomunicações	212,226	211,501	45.00	95,502	95,175
Goodwill				8,967	10,024
Sercomtel S.A. - Telecomunicações Total				104,469	105,199

Sercomtel Celular S.A.	33,119	33,534	45.00	14,904	15,091
Goodwill				1,238	1,383
Sercomtel Celular S.A. Total				16,142	16,474

Carbocampel S.A. (1)	503	513	49.00	246	252
Advance payments for capital increase				198	198
Carbocampel S.A.Total				444	450

Escoelectric Ltda. (1)	(1,919)	(1,919)	40.00	-	-
Advance payments for capital increase				2,500	2,500

Braspower International Engineering S/C Ltda. (1)	(361)	(336)	49.00	-	-
Advance payments for capital increase				176	176

UEG Araucária Ltda. (note 19)	(196,082)	(182,102)	20.00	-	-
Advance payments for capital increase				142,027	141,899

Dominó Holdings S.A. (1)	585,234	564,569	15.00	87,785	84,685
Copel Amec S/C Ltda. (1)	914	890	48.00	438	427
Dona Francisca Energética S.A.	(1,526)	(4,753)	23.03	-	-
Centrais Eólicas do Paraná Ltda. (1)	5,706	5,582	30.00	1,712	1,675
Foz do Chopim Energética Ltda. (1)	69,819	69,983	35.77	24,974	25,033

				380,667	378,518

(1) Unaudited by independent auditors

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 8,967 and R$ 1,238, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 1,202 (R$ 1,057 and R$ 145) in 2006 and 2005. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

16 Property, Plant, and Equipment

	Accumulated		Consolidated
	Cost	depreciation	Net value

			31.03.2006	31.12.2005
In service
COPEL Generation	4,268,996	(1,512,048)	2,756,948	2,779,164
COPEL Transmission	1,405,311	(453,132)	952,179	937,985
COPEL Distribution	3,299,374	(1,619,959)	1,679,415	1,670,463
COPEL Telecommunications	297,237	(136,747)	160,490	160,518
COPEL Corporate Partnerships	383	(240)	143	151
Companhia Paranaense de Gás - Compagas	133,501	(22,746)	110,755	109,591
Elejor - Centrais Elétricas do Rio Jordão S.A.	303,096	(6,083)	297,013	281,510
	9,707,898	(3,750,955)	5,956,943	5,939,382
Construction in progress
COPEL Generation	140,371	-	140,371	143,116
COPEL Transmission	200,053	-	200,053	185,417
COPEL Distribution	206,935	-	206,935	186,357
COPEL Telecommunications	20,819	-	20,819	21,704
COPEL Corporate Partnerships	-	-	-	-
Companhia Paranaense de Gás - Compagas	11,006	-	11,006	10,261
Elejor - Centrais Elétricas do Rio Jordão S.A.	278,504	-	278,504	270,177
	857,688	-	857,688	817,032
	10,565,586	(3,750,955)	6,814,631	6,756,414
Special liabilities (a)
COPEL Transmission			(7,140)	(7,140)
COPEL Distribution			(764,949)	(757,983)
			(772,089)	(765,123)

			6,042,542	5,991,291

Under Articles 63 and 64 of Decree no. 41,019, dated 26 February 1957, the assets and facilities used in the generation, transmission, distribution, and sale of electric energy are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Special liabilities

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions.

b) Electric Energy Universalization Plans

Under Resolution no. 223, dated 29 April 2003, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438 of 26 April 2002 and sets the duties of the holders of electric energy distribution concessions and permits. As of 31 March 2006, customers had been refunded R$ 5,535.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

c) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

d) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 44/1999 and to Ministry of Communications Ordinance no. 96, dated 17 March 1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Transmission
System structure and conductors and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors and power transformers	5.00
Capacitor boards and distribution switches	6.70
Voltage regulators	4.80
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e)Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of 31 December 2004	5,530,574	925,435	(725,448)	5,730,561
Expenditure program	-	668,866	-	668,866
Depreciation quotas	(328,636)	-	-	(328,636)
Write-offs	(24,248)	-	-	(24,248)
Transfer to p.,p.,&e. in service	761,692	(761,692)	-	-
Customer contributions	-	-	(39,675)	(39,675)
Reversal of provisions for contingencies	-	(14,687)	-	(14,687)
of investments	-	(890)	-	(890)
As of 31 December 2005	5,939,382	817,032	(765,123)	5,991,291
Expenditure program	-	149,458	-	149,458
Depreciation quotas	(85,358)	-	-	(85,358)
Write-offs	(5,883)	-	-	(5,883)
Transfer to p.,p.,&e. in service	108,802	(108,802)	-	-
Customer contributions	-	-	(6,966)	(6,966)
As of 31 March 2006	5,956,943	857,688	(772,089)	6,042,542

17 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current	Long-term		Total
		liabilities	liabilities		Parent Company

	Principal amount	Charges	Principal amount	31.03.2006	31.12.2005
Foreign currency
National Treasury (b)	9,069	3,224	102,179	114,472	121,400

	9,069	3,224	102.179	114,472	121,400

The consolidated balance of loans and financing comprises:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	31.03.2006	31.12.2005
Foreign currency
IDB (a)	20,435	888	81,742	103,065	122,302
National Treasury (b)	9,069	3,224	102,179	114,472	121,400
Banco do Brasil S.A. (c)	4,566	72	11,415	16,053	20,040
Eletrobrás (d)	7	2	58	67	66
	34,077	4,186	195,394	233,657	263,808
National currency (reais )
Eletrobrás (d)	46,141	13	301,778	347,932	365,186
Eletrobrás - Elejor (e)	-	-	36,874	36,874	33,377
BNDES (f)	6,366	-	30,292	36,658	38,315
Banestado (g)	41	-	-	41	70
Banco do Brasil S.A. (c)	95	5	1,001	1,101	1,121
	52,643	18	369,945	422,606	438,069

	86,720	4,204	565,339	656,263	701,877

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on 15 January 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the first quarter of 2006 was 4.23% p.a. The agreement features provisions providing for termination in the following cases:

1)	Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2)	withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

3)	default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4)	ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2;

5)	ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on 20 May 1998, of the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				31.03.2006	31.12.2005
Par Bond (1)	30	15.04.2024	30	35,218	37,375
Capitalization Bond (2)	20	15.04.2014	10	25,679	27,121
Debt Conversion Bond (3)	18	15.04.2012	10	21,705	23,050
Discount Bond (4)	30	15.04.2024	30	24,463	25,984
El Bond - Interest bonds (5)	12	15.04.2006	3	1,198	1,273
New Money Bonds (6)	15	15.04.2009	7	3,082	3,274
Flirb (7)	15	15.04.2009	9	3,127	3,323

				114,472	121,400

The annual interest rates and repayments are as follows:

1)	Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. until final maturity, with a bullet payment at the end of the agreement.

2)	Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. until final maturity, repayable in 21 semi-annual installments starting in April 2004.

3)	Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2004.

4)	Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a bullet payment at the end of the agreement.

5)	El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments starting in April 1997.

6)	New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2001.

7)	FLIRB – Interest of 4.0% to 5.0% p.a. in the first six years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year until the end of the agreement, repayable in 13 semi-annual installments starting in April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,346 and R$ 14,750 (R$ 11,147 and R$ 15,894 as of 31 December 2005), respectively, recorded under guarantees and escrow deposits, in long-term receivables (note 12).

c) Banco do Brasil S.A.

Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments starting on 7 March 2000, bearing interest of 6.6% p.a. This debt is secured by COPEL’s revenues.

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on 30 March 1994, repayable in 240 monthly installments based on the Price amortization system starting on 1 April 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to monetary restatement and interest on Elejor preferred shares held by Eletrobrás, which shall be reacquired by the issuer, pursuant to the agreement between them (Note 42).

f) National Economic and Social Development Bank - BNDES

The BNDES balance also includes four agreements signed by Compagas on 14 December 2001, repayable in 99 installments, with interest of 4% p.a.. Two of these agreements were for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

g) Banco Banestado S.A.

Urban Development Fund agreement, signed on 23 July 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and final maturity on 20 July 2006. This loan is secured by COPEL’s revenues.

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais) / Index	Consolidated

	31.03.2006%		31.12.2005%
Foreign currency
U.S. dollar	114,539	17.45	121,466	17.31
Yen	16,053	2.45	20,040	2.86
IDB - currency basket	103,065	15.70	122,302	17.42
	233,657	35.60	263,808	37.59
National currency (reais )
Brazilian Reference Interest Rate (TR)	41	0.02	70	0.01
URBNDES and Long-term Interest Rate (TJLP)	36,701	5.59	38,378	5.47
General Price Index - Market (IGP-M)	37,931	5.78	34,434	4.91
Fiscal Reference Unit (UFIR)	22,004	3.35	25,619	3.65
Eletrobrás Financing Rate (FINEL)	325,929	49.66	339,568	48.37
	422,606	64.40	438,069	62.41

	656,263	100.00	701,877	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/Index			Variation (%)

	1st quarter of 2006	1st quarter of 2005	Year of 2005
U.S. dollar	(7.19)	0.44	(11.82)
Yen	(6.94)	(4.09)	(23.53)
IDB - currency basket	0.63	(2.46)	(6.76)
TR	0.50	0.62	2.96
URBNDES	1.44	1.03	3.75
IGP-M	0.70	1.55	1.21
FINEL	0.14	0.31	0.24
UMBND	(6.12)	1.75	(14.04)

Maturity of long-term installments:

	Foreign	National
	currency	currency	Consolidated

			31.03.2006	31.12.2005
2007	20,408	35,686	56,094	83,015
2008	32,909	44,658	77,567	80,002
2009	32,043	43,276	75,319	77,473
2010	26,611	42,047	68,658	70,407
2011	16,391	42,047	58,438	59,467
2012	4,545	36,051	40,596	40,454
2013	2,916	35,999	38,915	38,638
2014	1,463	35,884	37,347	36,966
2015	-	35,844	35,844	35,356
2016	-	18,047	18,047	17,805
2017	-	135	135	130
2018	-	135	135	130
after 2018	58,108	136	58,244	62,781

	195,394	369,945	565,339	602,624

Changes in loans and financing:

	Foreign currency		National currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of 31 December 2004	456,171	308,041	58,225	394,827	1,217,264
Funds raised	-	-	-	35,532	35,532
Charges	27,685	-	31,765	-	59,450
Monetary and exchange variation	(28,966)	(45,375)	(61)	5,499	(68,903)
Transfers	39,328	(39,328)	56,572	(56,572)	-
Amortizations	(453,748)	-	(87,718)	-	(541,466)
As of 31 December 2005	40,470	223,338	58,783	379,286	701,877
Charges	3,119	-	7,340	-	10,459
Monetary and exchange variation	(2,283)	(15,242)	26	4,750	(12,749)
Transfers	12,702	(12,702)	14,091	(14,091)	-
Amortizations	(15,745)	-	(27,579)	-	(43,324)
As of 31 March 2006	38,263	195,394	52,661	369,945	656,263

18 Debentures

					Consolidated
		Current	Long-term		Total

	Principal Amount	Charges	Principal Amount	31.03.2006	31.12.2005
Parent Company (a)	133,320	11,885	266,680	411,885	435,251
COPEL Distribution (b)	566,177	6,648	-	572,825	620,122
Elejor (c)	-	5,013	263,572	268,585	286,855

	699,497	23,546	530,252	1,253,295	1,342,228

The balance of debenture obligations, in the amount of R$ 572,825, was transferred to COPEL Distribution (R$ 620,122 as of 31 December 2005), in the same way loans and financing were transferred to the wholly-owned subsidiaries (Note 14).

a) Debentures – Parent Company – 3rd Issue

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on 9 May 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for 1 January 2007, the second repayment (1/3) for 1 February 2008, and the third one (1/3) for 1 February 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and jointly and severally secured by COPEL’s wholly-owned subsidiaries. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on 2 May 1997 and due on 2 May 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on 1 August 2005 and the last on 1 February 2009. There will be no renegotiation of these debentures.

The agreement features provisions providing for termination in the following cases:

1)	bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2)	non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3)	court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4)	notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in 10 (ten) business days from the date of default or of proof of untruthfulness. This 10 (ten) business day deadline is not applicable to obligations for which a specific deadline has been set;

5)	legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6)	final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7)	accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8)	lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9)	violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10)	any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on 9 May 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on 1 March 2007. The first series was repurchased on 27 February 2004, and the second series was renegotiated in March 2005, at the DI Rate plus 1.50% p.a., maturing on 1 March 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and have been issued in book-entry form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, 1 March 2002, based on the IGP-M index, prorated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

c) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

The raised funds shall be employed in the following:

1)	Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2)	Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3)	Payment of 50% of the amounts borrowed between 1 July 2004 and 30 September 2004 under the loan agreement signed on 7 April 2004 with the Guarantor Shareholder;

4)	Full payment of the funds loaned by the Guarantor Shareholder from 1 October 2004 until the date the first debentures were paid in;

5)	Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6)	Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, 15 February 2005, and such value will be restated according to the variation of the long term interest rate (TJLP).

The first series matures on 15 February 2015. After the grace period of forty-eight months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2009.

The second series matures on 15 February 2016. After the grace period of sixty months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on 15 February 2006, and the last one, on 15 February 2015. Interest on the second series is due annually, in the first twenty-four months from the issue date, and quarterly thereafter. The first payment in due on 15 May 2007, and the last one, on 15 February 2016.

The agreement contains the following guarantees:

1)	Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2)	Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreement for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3)	Lien on revenues and reserve of funds for payment: Pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

In terms of agreement termination provisions, in addition to the cases set forth in articles 39 and 40 of the BNDES Regulations which are applicable to its contracts, if the general debenture holders’ meeting, by vote of the holders of 50% + 1 (fifty percent plus one) of the outstanding debentures, so decides, the fiduciary agent may declare the accelerated maturity of all debentures issued and demand payment by the issuer of the outstanding debenture balance, plus interest and other charges, in the following events:

1)	Protest against any security of the issuer in amount equal to or greater than R$ 5,000, which results in risks to Elejor’s solvency, such an amount being restated annually according to the IGP-M inflation index, published by Fundação Getúlio Vargas;

2)	Filing for business reorganization in bankruptcy by the issuer;

3)	Liquidation or bankruptcy ruling against the issuer;

4)	Accelerated maturity of any debt of the issuer due to breach of contract, in an amount equal to or greater than R$ 5,000, restated annually according to the IGP-M index;

5)	The inclusion in the issuer’s by-laws or corporate agreements, except those agreements already existing and duly registered, of a provision requiring special quorum for the discussion or approval of matters which limit or hinder the control over the company by the controlling parties, or else the inclusion of provisions which result in: i) restrictions to Elejor's growth or technological development capabilities; ii) restrictions to new markets; and iii) restrictions to or reduction of Elejor's ability to fulfill the financial obligations under this transaction;

6)	statements made in the debenture instruments by the issuer which are false, misleading, or materially incorrect or incomplete; and

7)	Any incorporation, merger, split, transformation, or any other corporate or material asset reorganization, as well as any capital reduction, or creation of redeemable shares by the issuers without prior authorization by BNDESPAR.

Maturity of long-term installments:

		Consolidated

	31.03.2006	31.12.2005
2007	-	696,222
2008	133,320	133,320
2009	155,662	155,667
2010	41,225	41,233
2011	45,055	45,064
2012	45,055	45,064
2013	45,055	45,064
2014	42,081	42,090
2015	19,734	19,738
2016	3,065	3,063

	530,252	1,226,525

Changes in debentures are shown below:

			Consolidated
Balances	Current	Long-term	Total

As of 31 December 2004	156,620	457,407	614,027
Funds raised	18,116	755,626	773,742
Charges	170,916	-	170,916
Monetary variation	-	13,492	13,492
Amortizations	(229,949)	-	(229,949)
As of 31 December 2005	115,703	1,226,525	1,342,228
Charges	48,350	-	48,350
Monetary variation	(1,028)	4,252	3,224
Transfers	700,525	(700,525)	-
Amortizations	(140,507)	-	(140,507)
As of 31 March 2006	723,043	530,252	1,253,295

19 Suppliers

		Consolidated

	31.03.2006	31.12.2005
Charges for the use of the power grid
Use of the Basic Network	43,698	41,765
Transport of power	3,076	3,102
Use of connections	252	252
	47,026	45,119
Power suppliers
Cia. de Interconexão Energética - Cien - ELP	151,095	175,452
Foz do Chopim Energética Ltda. (a)	69,751	69,244
Cia. de Interconexão Energética - Cien	63,000	63,000
Eletrobrás (Itaipu)	60,666	77,921
Furnas Centrais Elétricas S.A.	31,380	18,348
Itiquira Energética S.A.	7,614	7,037
Administracion Nac. de Eletr. - Ande (Paraguai)	4,846	4,763
Dona Francisca Energética S/A	4,182	4,182
Utilities - CCEE (note 39)	1,581	-
Other suppliers	81,930	35,851
	476,045	455,798
Materials and services
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by COPEL Generation (b)	478,502	478,502
Cia. Paranaense de Gás - Compagas - contractual penalties (c)	338,267	283,198
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by Compagas	18,199	16,586
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by Compagas - Long-term	268	268
Other suppliers	58,688	58,665
Other suppliers - long-term	888	889
	894,812	838,108

	1,417,883	1,339,025

Current total	1,265,632	1,162,416
Long-term total	152,251	176,609

a) Foz do Chopim Energética Ltda.

COPEL signed a contract with Foz do Chopim Energética Ltda. under the Distributed Generation Program (Progedis). Six months thereafter, a Contractual Amendment was signed, disregarding Progedis rules and increasing the price of power by over 30%, before the facility ever started to generate electricity.

As of the date of this report, ANEEL has not approved the agreement (and its amendment). COPEL has paid for the power under contract for 2002.

In order to have the legality of such agreement assessed, the Company engaged the services of legal experts, who concluded that the agreement does not comply with the provisions of Law no. 8,666/93 and that there was no grounds for the price increase set forth by the amendment.

COPEL has filed a lawsuit pleading that the contract be declared null and void before a State court ("2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”). The Company also submitted an alternative request for a declaration of nullity of the contractual amendment based on the circumstances in which it was signed, should the contract itself not be declared null.

Foz do Chopim Energética also filed suit against COPEL, demanding to be paid for the power under the purchase and sale agreement.

The lawsuits have been attached for single judgment, and both parties have submitted their written defenses.

The parties are now waiting for the fact-finding hearing, where they shall submit evidence of their claims.

Should the court declare such contract valid, the pending amounts owed by Foz do Chopim Energética to the Company under a loan agreement and a service agreement shall be deducted from any amount owed by COPEL pursuant to the court’s ruling.

b) Petróleo Brasileiro S.A. - Petrobras

The amount of the Company’s debt to Petrobras, R$ 478,502 as of 31 March 2006 (R$ 478,502 as of 31 December 2005), refers to a provision for the amounts of gas set forth in the original agreement between COPEL and Compagas on a “take or pay” basis. The agreement also provided for the recovery of the amounts paid over a seven-year period, linked to an equivalent gas consumption. Such recovery, however, depended on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in items “c”, “d”, and “e” of this note.

As mentioned in item “e” herein, the agreeement comprised the signature of an Out-of-Court Agreement, of a Letter of Consent to Quota Transfer, and of a Letter of Intent.

Under the Letter of Consent, Petrobras has declared no opposition to the acquisition, by COPEL, of El Paso’s quotas in UEG Araucária. Such operation, which is being formalized between COPEL and El Paso, will result in the increase of COPEL’s stake in UEG Araucária, upon payment of US$ 190,000, from the current 20% to 80%. Petrobrás will maintain a 20% interest.

Under the Letter of Intent, Petrobrás will make best efforts to meet the fuel supply requirements for the operation of UEG Araucária, starting in 2010, by providing either natural gas or an alternative fuel.

The agreement with Petrobrás and the Letter of Intent will settle amicably the conflict regarding the contract for gas supply to the Araucária Thermal Power Plant and will allow the Company to pursue the technical and operational feasibility of the facility.

c) Companhia Paranaense de Gás - Compagas

The amount of the Company’s debt to Compagas, R$ 338,267 as of 31 March 2006 (R$ 283,198 as of 31 December 2005), comprises contractual penalties on the purchase and transport of gas, mentioned in item “b” herein, in addition to the profit margin owed to Compagas in connection with the intermediation of the purchase of gas from Petrobras.

The original contract, signed in 2000 for a 20-year term in effect as from the date supply began (2002), set forth the sale of natural gas intended exclusively for consumption by UEG Araucária for the generation of electric energy.

Due to pending litigation between COPEL and UEG Araucária and to the fact that the capacity purchase agreement signed between them has never been approved by ANEEL, on 25 February 2003 the Company’s Board of Directors approved the suspension of payments to Compagas under the natural gas purchase agreement to supply fuel for the power plant, which has never entered operation. Compagas, in turn, has suspended payments to Petrobras.

Since 1 June 2005, Compagas has no longer been billing any amounts under the gas supply and transport agreement, since its agreements with both Petrobras and with COPEL have been terminated unilaterally by Compagas itself.

d) UEG Araucária Ltda.

History of the litigation:

UEG Araucária and COPEL are involved in arbitration before the International Chamber of Commerce in France and in litigation before State Courts in Paraná over the validity of certain provisions of the capacity purchase agreement originally signed on 31 May 2000, for a 20-year term from the date of official commercial operation of the thermal power plant built in the town of Araucária, in the State of Paraná.

Under the agreement for capacity purchase and for operation and maintenance of the natural gas-fired thermal power plant, COPEL and UEG Araucária have committed themselves to the exclusive purchase and sale of all the initial assured power of the facility, amounting to 484.3 MW.

The monthly amounts paid by COPEL until December 2002 represented an advance payment of what would have been due under an amended agreement to be signed by both parties to the original agreement, provided that such amended agreement were approved by the regulatory authorities as required. In January 2003, all payments were suspended by the new administration of the Company as negotiation of the amendments to the original capacity purchase agreement broke down.

UEG Araucária then filed for arbitration before the Paris Arbitration Court on 1 April 2003, claiming breach of contract by COPEL. On 22 April 2003, UEG Araucária sent to COPEL written notice of termination of the agreement. PAREI

COPEL in turn filed a lawsuit before the courts of the State of Paraná on 22 June 2003 claiming that the contract clause providing for arbitration was null and void. The Company was granted a preliminary injunction suspending the arbitration proceedings, under penalty of daily fines.

Based on the legal opinion of renowned scholars from the Institute of Civil Law (IDC), Company management believes that the capacity purchase agreement is legally null and void since it has never been ratified by ANEEL.

In addition, the IDC legal opinion states that the payment of the price of the power plant as contractual penalty claimed by UEG Araucária in the arbitration proceeding can not be considered due before the Brazilian State courts reach a final ruling in the lawsuits currently in progress. The claimed contractual penalty, furthermore, is much higher than the market price for a facility of similar size and features, which violates the legislation applicable to the case.

Company management, based on this legal opinion and on the understanding that the agreement is invalid, chose to revert, on 30 June 2003, the provisions for the monthly billings charged by UEG Araucária to COPEL.

On 14 August 2003, the Company filed a new lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), registered under no. 24,456/2003, before a State Court (“3.ª Vara da Fazenda Pública de Curitiba”), with which COPEL intends to prove the technical impossibility of operating the facility in a continuous, safe, and permanent manner. Thus, a group of court-ordered experts was appointed, and both parties submitted questions and appointed technical assistants. In May 2005, the expert investigation report was submitted. The court is now waiting for the translation of documents to be concluded and for the submission of supplemental/opposing reports to be submitted by the parties' technical assistants. The expert investigation report of 10 May 2005, which has already been added to the court records, corroborates COPEL’s claims and confirms the technical impossibility of operating the facility in a continuous, safe, and permanent manner.

On 22 February 2004, a preliminary hearing took place before the Arbitration Court of the Chamber of International Trade in France and was then adjourned until 15 April 2004. At that time, COPEL stated its refusal to acknowledge the jurisdiction of the Arbitration Court, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which would have supported the proceedings in France. In July 2004, yet another hearing took place in Paris, and the Company again restated its understanding that the Arbitration Court had no jurisdiction over the matter submitted before it unilaterally by UEG Araucária. On 6 December 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand. Such ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter. After settling the issue of jurisdiction, the Arbitration Court then proceeded to the stage of reviewing the claims of both parties. From 23 to 27 January 2006, fact-finding hearings took place.

On 30 May 2005, the Company, despite not acknowledging the jurisdiction of the Arbitration Court over this matter, submitted its counterclaims against UEG Araucária, in the amount of US$ 238,261, based on the “principle of eventuality” and as a form of defense against Araucária’s claims.

ANEEL has acknowledged the technical and operational issues that prevent the Araucária facility from generating energy. In a letter sent to COPEL’s Chief Executive Officer and to the management of UEG Araucária, ANEEL, in addition to discussing the reasons for the facility’s failure to operate, states that the conditions for its commercial operation had already been “ jeopardized” as of 27 September 2002 (date of inauguration of the plant).

The expert reports received by ANEEL attest that the facility cannot be operated in a safe and continuous manner, as COPEL has claimed since 2003. These reports – which have been confirmed by experts from Scott Wilson Raymond in England and from Instituto Superior Técnico (IST) from Portugal, two renowned European institutions specialized in thermal energy – corroborate all the issues raised by COPEL in the court-ordered expert investigation discussed above.

On 27 March 2006, UEG Araucária and COPEL informed the Arbitration Court that they are currently engaged in negotiations to settle the issue at hand. Accordingly, the Arbitration Court suspended the arbitration proceedings, postponing the date of the hearing when the final claims shall be submitted by the parties. The conclusion of the arbitration proceedings, which was scheduled for the first half of 2006, is now on hold pending the potential settlement between the parties.

Proposed buyout of El Paso’s interest in UEG Araucária:

COPEL, in compliance with CVM Instruction no. 358/2002, disclosed to the market, on 17 February 2006, the signature of a Letter of Intent between the Company and El Paso Energy Araucária Company, following negotiations concerning the Araucária Thermal Power Plant, located in the State of Paraná, with 484 MW of installed capacity.

The main points agreed on were:

1)	COPEL shall acquire all the quotas in UEG Araucária Ltda. owned by El Paso, which represents 60% of the company’s capital, for an amount equal to US$ 190,000 (one hundred and ninety million dollars);

2)	This amount shall be paid in full upon signature of the final agreement, which should have taken place by 30 April 2006. Such deadline was postponed until 20 May 2006;

3)	The fulfillment of this Letter of Intent is subject to approval by ANEEL, by the Legislative Assembly of the State of Paraná, and by the EL Paso administrative bodies;

4)	Furthermore, El Paso and COPEL agree, in their condition as co-owners of the Araucária Thermal Power Plant, to suspend all pending lawsuits in state courts and the arbitration proceedings before the Chamber of International Trade in Paris.

Operational Plan for the Araucária Thermal Power Plant:

COPEL Generation’s strategic roadmap, which is a part of COPEL’s corporate planning, comprises the goal of increasing generation revenues. Accordingly, COPEL is striving to acquire El Paso's interest in the UEG Araucária with a view to marketing the power made available by the facility, starting in 2010, by means of power auctions conducted by the Ministry of Mines and Energy.

For this purpose COPEL and Petrobras signed, on 6 March 2006, a Letter of Intent under which Petrobrás will make best efforts to meet the fuel supply requirements for the operation of UEG Araucária by providing either natural gas or an alternative fuel. Expenditures will be required to make the Araucária facility compatible with the use of alternative fuels. The estimated time required for the modifications in the plant is 12 months. Such initiative will ensure greater operational reliability.

Should natural gas supply be viable, the commercial conditions for such supply shall be set upon the signature of a new supply contract and shall reflect the new fuel purchase costs and incremental transport rates. In the case of an alternative fuel, the commercial conditions for such supply shall be the market standard ones, taking into consideration the supply chain.

COPEL is now waiting for the renewal, already requested by UEG Araucária before the Environmental Institute of Paraná (IAP), of the facility's environmental operation license for natural gas operation, which expired in 2004. The request for an environmental license for operation with alternative fuels shall be submitted soon.

e) Signature of an agreement with Petrobras

On 7 March 2006, by means of a report of material fact issued to the market, COPEL made public that on the day before it had signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of such settlement had been made public by means of a report of material fact on 24 February 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as full guarantor, acknowledges a R$ 150 million debt to Petrobras, as grantor of Compagas’ credits before COPEL Generation, to be paid in 60 monthly installments restated by the Selic rate, starting in January 2010. However, the conclusion of this transaction and the consolidation of its financial and accounting effects were subject to two preceding conditions:

1)
The approval by ANEEL of the pledge by COPEL Generation of its receivables as guarantee of payment of the debt it acknowledged to Petrobras; such condition was met by means of Ruling no.769, dated 13 April 2006, published on the Federal Register on 17 April 2006, whereby the Agency approved such pledge of COPEL Generation receivables corresponding to 2.56% of its net revenues; and

2)
The negotiation with Compagas of amounts and payment conditions (i) of the penalties (contractual penalties and delinquent interest) under the Natural Gas Purchase and Sale Agreement signed by COPEL Generation and Compagas on 5 June 2002 – in light of the Out-of-Court Agreement between Petrobras and COPEL, which settled the principal amount of such gas purchase agreement, COPEL requested that such penalties under the original agreement be cancelled; and (ii) of the margin owed by COPEL to Compagas in connection with the take or pay and ship or pay volumes under the Natural Gas Purchase and Sale Agreement, which are not included under the Out-of-Court Settlement and the acknowledgment of debt negotiated with Petrobras, which only covers the principal amount of debt.

The negotiation and payment by COPEL Generation of the amounts referred to in item 2 above, including the joint acknowledgement that said contractual penalties have been cancelled, whose discussions have already begun with Compagas, shall be concluded in May 2006 and shortly thereafter, since they are a condition for the conclusion of the Out-of-Court Agreement between Petrobras, Compagas, COPEL Generation, and COPEL. The provisions accrued by COPEL until now will be reversed to cover all the payments under the Natural Gas Purchase and Sale Agreement (principal amount, contractual penalties, delinquent interest, and margin), so that the corresponding results be reflected in the accounting of the month of May 2006.

f) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are subject to a class action claiming that the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements are null and void since they are damaging to the Company’s assets.

COPEL also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on COPEL on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Supreme Court of the State of Paraná by majority vote.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on 30 September 2005.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted a rebuttal, and the lawsuit was forwarded to the Public Prosecution Service for review and opinion. As of the date of these financial statements, no opinion has been issued by the Service.

Management, based on the opinion of its legal counsel, has not accrued any provisions in connection with these lawsuits, since it believes it is probable that they will be judged in favor of the Company.

Rio Pedrinho Energética and Consórcio Salto Natal filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment.

The total amount involved in the execution of the arbitration ruling is approximately R$ 60,000.

COPEL will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005.

20 Accrued Payroll Costs

		Consolidated

	31.03.2006	31.12.2005
Payroll
Payroll, net	32,617	32,615
Taxes and social contributions	15,994	15,344
Assignments to third parties	31	2
	48,642	47,961
Labor provisions
Paid vacation and annual bonus ("13th salary")	45,289	45,522
Social charges on paid vacation and annual bonus	15,551	14,843
	60,840	60,365

	109,482	108,326

21 Post-Employment Benefits

The company’s subsidiaries, through sponsorship of Fundação COPEL, offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents. Both sponsors and beneficiaries make contributions to the plans, based on actuarial calculations prepared by independent actuaries, in compliance with the current regulations applicable to closed-end supplementary pension entities, in order to raise sufficient funds to cover future benefit obligations.

In 1998, a new plan (Pension and Healthcare Plan III) was set up, and users migrated to it. With the constitution of COPEL’s wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from 1 August 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts, and the Company also became co-guarantor of any deficit resulting from granting benefits.

The Company adopts the accounting practices established by CVM Resolution no. 371, dated 13 December 2000, to record the costs of the pension plan and the healthcare plan, as well as the charges on the debt incurred with Plan III (note 30).

	Pension	Healthcare	Consolidated
	plan	plan	Total

			2006
Cost of current service	6,774	7,182	13,956
Estimated interest expense	369,279	52,728	422,007
Expected return on plan assets	(320,618)	(9,161)	(329,779)
Estimated contributions by employees	(28,667)	-	(28,667)
Amortization of gains and losses	24,434	-	24,434

Estimated total	51,202	50,749	101,951

22 Regulatory Charges

		Consolidated

	31.03.2006	31.12.2005
Fuel Consumption Account - CCC	25,852	1,051
Energy Development Account - CDE	13,689	10,934
Financial compensation for the use of water resources	8,927	12,382
Global Reversal Reserve - RGR	5,282	5,390
Emergency capacity charges	3,420	10,021
Inspection fee - ANEEL	1,264	1,117
RGR - 2004 outstanding balance	979	-
Other charges	16	385

	59,429	41,280

23 Other Accounts Payable

		Consolidated

	31.03.2006	31.12.2005
Collected public lighting charge	15,558	14,951
Refund - universalization works ahead of schedule	489	1,586
Returned bills	425	428
Outstanding balance of ICMS (VAT) credit transfer	171	886
Customers - other	2,878	2,007
Research and development and energy efficiency programs (a)	89,975	72,887
Concession charges - ANEEL grant	9,319	5,746
Compulsory loan - Eletrobrás	2,468	3,225
Pledged collateral	450	508
Insurance companies - premium due	13	1,837
Other liabilities	3,076	3,327

	124,822	107,388

a) Research and development programs - R&D - and energy efficiency programs - EEP

ANEEL Resolution no. 176, dated 28 November 2005, set forth criteria for the application of funds in Energy Efficiency Programs – EEP by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same Resolution, the Manual for the Energy Efficiency Program was approved.

This Manual sets rules for accounting for costs incurred with the EEP, establishing, for purposes of accounting for liabilities and income, the same billing month of the revenues collected from electricity consumers and establishing that interest will be applied to the balance of liabilities starting in the month subsequent to billing until the month when funds are actually applied, calculated daily based on the Selic rate.

24 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. Company management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s judicial deposits and provisions for contingencies are shown below:

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
		Parent Company		Parent Company

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Civil:
Civil and fiscal claims	-	-	28	28
	-	-	28	28
Tax:
Cofins (a)	-	-	197,549	197,549
Pasep	14,118	14,046	14,336	14,263
INSS (b)	48,014	48,014	-	-
INSS - Refis (c)	-	-	108,511	107,482
Federal taxes	-	-	7,209	7,209
Condemnations	-	-	-	-
	62,132	62,060	327,605	326,503

	62,132	62,060	327,633	326,531

The consolidated balances are shown below:

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
		Consolidated		Consolidated

	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Labor	67,150	62,693	82,646	82,667
Civil:
Customers	1,652	1,648	20,068	20,205
Rights of way	6,873	6,852	13,384	13,384
Civil and fiscal claims	10,970	10,946	32,021	32,059
	19,495	19,446	65,474	65,648
Tax:
Cofins (a)	-	-	197,550	197,549
Pasep	14,118	14,046	14,336	14,263
INSS (b)	48,014	48,014	25,625	25,625
INSS - Refis (c)	-	-	72,053	71,023
Federal taxes	-	-	30,741	30,741
Condemnations	-	-	7,776	7,776
	62,132	62,060	348,080	346,977
.
Other judicial deposits	998	984	-	-

	149,775	145,183	496,200	495,292

a) Cofins tax

On 18 August 1998, the 4th District Federal Court granted COPEL immunity from the COFINS contribution on electric energy transactions. On 10 August 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling. The Company was summoned on 21 November 2000, thus setting in motion the proceedings for discussion of the potential lapsing of the Federal Government’s right to take legal action.

On 14 December 2000, the case was submitted to the reporting Justice, with a rebuttal submitted by COPEL on 6 December, based on the conclusive opinions of renowned legal scholars that the Government had no legal grounds for such annulment claim. Conservatively, management decided to maintain a provision for contingency only in respect of the principal amount being discussed, without considering interest and penalties, particularly in connection with amounts not collected between September 1998 and June 2001. Thus, the provision does not include the amounts charged by the Federal Revenue Service by means of a tax assessment notice for the period from January through December 2007, in the restated amount of R$ 112,982, since the Company’s legal counsel believes such charge has been imposed with no legal grounds.

In August 2003, the court ruled by majority vote in favor of the Government’s claim and against COPEL. The Company then filed an appeal requesting clarification of the decision, which was partially accepted.

In June 2004, COPEL filed a request for reconsideration (since it had obtained a favorable vote on the issue of the lapsing of the Government’s right to take legal action), whose trial was scheduled for 2 December 2004. After the start of the proceedings and the verbal pleading by the representatives of both parties, the Federal Court adjourned the session.

On 2 June 2005, the Federal Court resumed trial and accepted, by majority vote, COPEL’s claim of lapsing of right to take legal action, and on 3 August 2005, the ruling was published.

The Federal Government filed a Special Appeal on 19 September 2005, and COPEL submitted its brief of appellee. After admissibility review, the appeal was accepted by the 4th District Federal Court, to which COPEL responded by filing a request for clarification, with a view to overruling the decision that accepted the appeal.

This provision was not included in the REFIS Program because COPEL believes, based on the opinion of several legal scholars, it is probable that these lawsuits will be judged in favor of the Company.

b) National Social Security Service (INSS)

The deposits in court related to the National Institute of Social Security (INSS), in addition to those related to provisioned collections from third parties, include other lawsuits involving the Company that are being challenged and supported by judicial deposits.

c) Tax recovery program - REFIS

In 2000, the Company included a total debt of R$ 89,766 in the Tax Recovery Program (REFIS), established by Law no. 9,964, dated 10 April 2000. This liability resulted from tax charges owed to the National Institute of Social Security (INSS), out of which R$ 45,766, corresponding to interest, were settled using credits from income tax and social contribution losses purchased from third parties. As the Brazilian Internal Revenue Service (SRF) has not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of 31 March 2006, amounts to R$ 72,053, net.

25 Share Capital

As of 31 March 2006, COPEL’s paid in share capital, represented by shares with no par value, was R$ 3,480,000. The different classes of shares and main shareholders are detailed below:

In thousands of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Free float (Brazil)	16,061,450	11.1	120,404	29.9	70,973,566	55.4	87,155,420	31.8
Free float (ADSs)	3,507,455	2.4	-	-	29,812,803	23.2	33,320,258	12.2
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other shareholders	419,733	0.3	268,235	66.5	138,925	0.1	826,893	0.2

	145,031,081	100.0	403,355	100.0	128,220,940	100.0	273,655,376	100.0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

26 Operating Revenues

		Consolidated

	31.03.2006	31.03.2005
Sales of power to final customers
Residential	495,912	447,518
Industrial	408,338	357,303
Commercial, services, and other activities	304,707	261,443
Rural	68,713	62,229
Public agencies	41,226	35,614
Public lighting	36,468	34,203
Public services	32,248	28,071
	1,387,612	1,226,381
Sales of power to distributors
Initial contracts	13,662	9,279
Auction - CCEAR	153,535	108,691
Bilateral contracts	109,452	105,239
Electric Energy Trading Chamber - CCEE	5,038	4,441
	281,687	227,650
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	33,512	30,928
Basic Network - rate for the use of the transmission system (TUST)	35,667	33,223
Connection grid	45	41
	69,224	64,192
Revenues from telecommunications
Data communication and telecommunications services	13,873	12,478
	13,873	12,478
Piped gas distribution
Sales of natural gas	49,952	40,360
	49,952	40,360
Other operating revenues
Revenues from services	2,971	2,854
Leases and rents	8,175	12,531
Subsidy - CCC	-	3,365
Charged service	1,711	1,869
Other revenues	420	172
	13,277	20,791

	1,815,625	1,591,852

27 Deductions from Operating Revenues

		Consolidated

	31.03.2006	31.03.2005
Taxes and social contributions on revenues
Cofins	105,305	64,600
Pasep	23,557	13,944
ICMS	356,766	319,509
ISSQN	383	302
	486,011	398,355
Customer charges
Global Reversal Reserve (RGR) quota	15,100	19,329
Emergency capacity charges	909	24,841
	16,009	44,170

	502,020	442,525

28 Power Purchased for Resale

		Consolidated

	31.03.2006	31.03.2005
Eletrobrás (Itaipu)	93,771	131,987
Cia. de Interconexão Energética - Cien	75,240	79,909
Furnas Centrais Elétricas S.A. - auction	66,625	44,321
Companhia Hidro Elétrica do São Francisco - auction	38,748	31,204
Other utilities - auction	26,776	22,509
Itiquira Energética S.A.	21,008	17,889
Companhia Energética de São Paulo - auction	22,259	11,746
Dona Francisca Energética S.A.	12,146	12,778
Electric Energy Trading Chamber - CCEE	4,699	1,128
Power purchased for resale - passive Portion A (CVA)	(12,425)	-
Other utilities	10,708	6,346

	359,555	359,817

29 Payroll

Parent Company			Consolidated

	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Wages and salaries	953	742	94,482	100,843
Social charges on payroll	247	161	33,948	36,081
Meal assistance and education allowance	-	-	10,511	8,455
Labor indemnifications	-	-	1,583	272
(-) Transfers to construction in progress	-	-	(10,011)	(9,132)

	1,200	903	130,513	136,519

30 Pension Plan and Healthcare Plan

	Pension	Healthcare
	plan	plan		Consolidated

			31,03,2006	31,03,2005
Actuarial calculation	12,801	12,687	25,488	19,430
Benefit complement to current employees	26	5,991	6,017	4,788

	12,827	18,678	31,505	24,218

31 Materials and Supplies

		Consolidated

	31.03.2006	31.03.2005
Materials for the electric system	5,914	4,702
Fuel and vehicle parts	5,403	4,644
Materials for civil construction	793	567
Cafeteria supplies	783	770
Office supplies	592	603
Safety supplies	380	393
Tools	332	278
Information technology equipment and supplies	313	295
Lodging supplies	278	317
Lubricants for motor vehicles and machinery	172	148
Maintenance and cleaning	154	198
Apparel	125	205
Telecommunications	34	57
Other materials	805	398

	16,078	13,575

32 Raw Materials and Supplies for Power Generation

		Consolidated

	31.03.2006	31.03.2005
Fuel for power generation	6,049	3,366
Natural gas for power generation	39	-
Other supplies	58	58

	6,146	3,424

33 Natural Gas and Supplies for the Gas Business

		Consolidated

	31.03.2006	31.03.2005
Natural gas purchased for resale	23,611	85,624
Other supplies	70	17

	23,681	85,641

The acquired gas is used in Compagas’ operations.

34 Third-Party Services

		Parent Company		Consolidated

	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Technical, scientific, and administrative consulting	1,075	13	6,241	4,680
Power grid maintenance	-	-	4,756	4,654
Postal services	-	-	4,457	3,787
Authorized and registered agents	-	-	4,382	3,205
Data processing and transmission	-	-	3,213	3,262
Telephone services	-	-	3,112	1,947
Administrative support services	-	48	2,846	2,912
Civil maintenance services	-	-	2,167	983
Security	-	-	2,142	1,398
Travel	39	91	2,103	1,458
Meter reading and bill delivery	-	-	1,944	1,860
Customer service	-	-	1,646	1,743
Facilities - services in "green areas"	-	-	1,071	748
Vehicles - maintenance and repairs	-	-	894	694
Personnel training	-	96	874	441
Upkeep of right of way areas	-	-	841	286
Telecommunications - system maintenance	-	-	734	608
Auditing	622	486	731	634
Telephone operator - corporate entity	-	-	641	626
Transformers	-	-	612	-
Management of franchisees	-	-	603	770
Cargo shipping	-	-	507	499
Communication	-	-	470	192
Small lamp post -contractors	-	-	446	633
Printing	2	3	298	363
Legal fees	8	28	285	451
Other services	36	60	3,081	3,089

	1,782	825	51,097	41,923

The variation recorded under technical, scientific, and administrative consulting in the Company column results from legal consulting regarding the UEG Araucária dispute.

35 Regulatory Charges

		Consolidated

	31.03.2006	31.03.2005
Fuel Consumption Account - CCC	75,941	57,488
Financial compensation for the use of water resources	13,466	18,029
Inspection fee - ANEEL	3,670	2,635
Energy Development Account - CDE	44,105	37,028
Other charges	134	44

	137,316	115,224

36 Other Operating Expenses

		Parent Company		Consolidated

	31.03.2006	31.03.2005	31.03.2006	31.03.2005
R&D(1), EEP(2), TIDP(3) and NSTDF(4)	-	-	22,627	2,266
Leases and rents	26	22	5,048	3,856
Insurance	1	1	2,227	1,128
Donations, contributions, and subsidies	-	-	215	15
Provision for doubtful accounts -
customers and suppliers (note 5)	-	-	2,905	24,653
Provision (reversal) for doubtful accounts -
third-party services and other creditors	-	-	291	(1)
Advertisement - special campaigns	1,004	747	2,836	895
Own consumption of electricity	-	-	1,504	887
Indemnifications	-	-	555	561
Concession charge - ANEEL grant	-	-	3,572	-
Recovery of fuels for power generation	-	-	(6,049)	-
Recovery of expenses	-	(182)	(7,081)	(7,750)
General expenses	287	-	1,993	1,638

	1,318	588	30,643	28,148

(1)	Research and development program	(3)	Technological and industrial development program
(2)	Energy efficiency program	(4)	National scientific and technological development fund

The expenses under the R & D and Energy Efficiency Programs for 2005 were only recorded in December, in the amount of R$ 29,681. Out of this total, the amount of R$ 6,941 corresponds to the first quarter of 2005 and was not recorded in the quarterly information as of 31 March 2005.

37 Financial Income

		Parent Company		Consolidated

	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Financial revenues
Income from financial investments	156	364	42,049	17,605
Interest and commissions	457	681	23,283	31,721
Penalties on overdue bills	-	-	27,305	11,241
SELIC interest rate on Portion A (CVA)	-	-	11,613	7,591
Interest on generator reimbursement rights	-	-	2,234	-
Monetary variations	-	-	2,967	21,022
Interest on taxes paid in advance	794	120	918	3,753
Other financial revenues	-	7	4,939	1,844
	1,407	1,172	115,308	94,777
(-) Financial expenses
Debt charges	21,414	-	56,169	43,641
Contractual penalties - Compagas	-	-	55,069	35,886
CPMF and IOF taxes	1,035	439	9,060	7,150
SELIC interest rate on Portion A (CVA)	-	-	3,713	-
Overdue tax penalties	-	381	2,669	5,268
Fines and other	414	-	1,246	67
Interest on tax installments	1,030	1,124	1,030	1,123
Monetary and exchange variations	1,321	-	(10,451)	6,982
Interest on transactions with derivatives (note 41)	-	-	-	12,353
Other financial expenses	1,443	58	4,140	2,143
	26,657	2,002	122,645	114,613

	(25,250)	(830)	(7,337)	(19,836)

38 Equity in Investees and Subsidiaries

		Parent Company		Consolidated

	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Equity in the results of subsidiaries and investees
Copel Generation	72,247	2,987	-	-
Copel Transmission	33,233	30,116	-	-
Copel Distribution	73,240	31,485	-	-
Copel Telecommunications	1,160	732	-	-
Copel Corporate Partnerships	11,538	16,132	-	-
Investees (a)	-	-	3,224	5,503
(-) Cofins/Pasep taxes on interest on capital	-	-	-	-
	191,418	81,452	3,224	5,503
Dividends	3	1	3	1
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(1,057)	(1,057)
Sercomtel Celular S,A,	-	-	(145)	(145)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(95)	-
	-	-	(1,297)	(1,202)

	191,421	81,453	1,930	4,302

a) Equity in the results of investees

	Net income (losses)		COPEL's		Consolidated
		of investee	stake	Equity in the results

	31.03.2006	31.03.2005	(%)	31.03.2006	31.03.2005
Sercomtel S.A. - Telecomunicações	725	1,859	45.00	326	837
Sercomtel Celular S.A.	(415)	230	45.00	(186)	103
Dominó Holdings S.A.	20,665	21,590	15.00	3,100	3,171
Escoelectric Ltda.	-	(1,494)	40.00	-	(222)
Copel Amec S/C Ltda.	23	70	48.00	11	34
Dona Francisca Energética S.A.	3,227	1,376	23.03	-	-
Carbocampel S.A.	(10)	(8)	49.00	(5)	(4)
Braspower International Engineering S/C Ltda.	(26)	(49)	49.00	-	-
Centrais Eólicas do Paraná Ltda.	123	198	30.00	37	60
Foz do Chopim Energética Ltda.	(164)	4,259	35.77	(59)	1,524
UEG Araucária Ltda.	(13,980)	(14,878)	20.00	-	-

				3,224	5,503

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the “pro forma” balance sheets of investee Sercomtel S.A. Telecomunicações as of 31 December 2005, which reflect exceptions included in the auditing reports on such company, COPEL recognized an equity method loss of R$ 8,103, and the same amount was kept for the first quarter of 2006. This amount refers to the equity loss by COPEL arising from investments made by Sercomtel in other companies, which recorded a provision for unsecured liabilities.-{}-

39 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on 12 November 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. Such data, which are used in the MAE accounting, were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On 16 July 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002 or, if any other accounting has already been made, that its effects be suspended; and b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: a) a declaration of inapplicability of ANEEL Ruling no. 288 and, in the event a new accounting has been made, that it be declared null and void; b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002; c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On 7 August 2002, the request for preliminary injunction was rejected, so that on 13 August 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On 27 August 2002, the Company was granted a favorable preliminary injunction by the 1st District Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

On 9 September 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. On 2 November 2002, COPEL filed a petition before the Superior Court of Justice with an attached copy of such ruling. On 29 August 2003, the lawsuit was submitted to the presiding judge for trial. No ruling has been issued as of the date of these quarterly financial statements.

The Company’s claim is mostly based on the fact that the Ruling and Resolution discussed above were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of 31 March 2006, the estimated amount of discrepancies in calculation was approximately R$ 630,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, Management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	Elejor
	Generation	Distribution			Consolidated

				31.03.2006	31.12.2005
Current assets (note 4)
Until December 2005	107	-	-	107	11,018
From January through March 2006	520	4,354	-	4,874	-
	627	4,354	-	4,981	11,018
Current liabilities (note 19)
From January through March 2006	1,172	-	409	1,581	-
	1,172	-	409	1,581	-

Changes in spot-market energy amounts (CCEE) in the first quarter of 2006 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	31.12.2005			31.03.2006
Current assets (note 4)
Until December 2005	11,018	(10,188)	(723)	107
From January through March 2006	-	(1,869)	6,743	4,874
	11,018	(12,057)	6,020	4,981
(-) Current liabilities (note 19)
From January through March 2006	-	(1,141)	2,722	1,581
	-	(1,141)	2,722	1,581

Net total	11,018	(10,916)	3,298	3,400

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated 16 May 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Electric Energy Sector.

40 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Income (losses) before IRPJ and CSLL	160,124	78,034	269,539	126,363
IRPJ and CSLL (34%)	(54,442)	(26,531)	(91,643)	(42,963)
Tax effects on:
Equity in the results of investees	65,082	27,694	-	-
Other	(110)	(1,536)	(3,342)	(181)
Tax effects on:
IRPJ and CSLL (34%)	10,530	(373)	(94,985)	(43,144)

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

41 Financial Instruments

Company management, through a policy of derivatives, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The book value of this financial instrument was settled on 29 April 2005, restated according to the contractual rates. The realized loss due to the negative result of these transactions, in the amount of R$ 166,582, is recorded in financial expenses (R$ 41,952 in 2005, of which R$ 12,353 refer to the first quarter of 2005; R$ 90,906 in 2004; and R$ 33,724 in 2003).

42 Related-Party Transactions

COPEL has carried out several transactions with unconsolidated related parties, including the sale of electric energy to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		31.03.2006	31.12.2005
Current Assets
Braspower I. Engineering S/C Ltda.	Employee loan	992	992
Government of the State of Paraná	Employee loan	1,076	1,076
Government of the State of Paraná	Recoverable Rate Deficit - CRC (note 8)	32,337	31,803

Long-term receivables
Foz do Chopim Energética Ltda.	Loan agreement (note 14)	35,722	35,357
Government of the State of Paraná	Recoverable Rate Deficit - CRC (note 8)	1,144,591	1,150,464

Current liabilities
BNDES	Financing for Jordão River Diversion (note 17)	-	2,737
BNDES	Financing for machinery, construction,
	facilities and services (note 17)	6,366	6,376
Centrais Eólicas do Paraná Ltda.	Purchase of power	2,938	2,651
Dona Francisca Energética S.A.	Purchase of power (note 19)	4,182	4,182
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	228	76
Eletrobrás	Financing (note 17)	46,163	52,248
Eletrobrás (Itaipu)	Purchase of power (note 19)	60,666	77,921
Foz do Chopim Energética Ltda.	Purchase of power (note 19)	69,751	69,244
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (note 19)	18,199	16,586
	Reimbursement of salaries of
Petróleo Brasileiro S.A. - Petrobras	loaned employees	29	29

Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (note 17)	30,292	31,939
Eletrobrás	Financing (note 17)	301,836	313,004
Eletrobrás	Restatement of Elejor shares to be
	repurchased from Eletrobrás (note 17)	36,874	33,377
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (note 19)	268	268

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		31.03.2006	31.03.2005
Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	186	202
Dona Francisca Energética S.A.	Purchase of power (note 28)	12,146	12,778
Eletrobrás (Itaipu)	Purchase of power (note 28)	93,771	131,987
Foz do Chopim Energética Ltda.	Purchase of power (note 28)	-	5,601

Personnel
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	79	46
	Reimbursement of salaries of
Petróleo Brasileiro S.A. - Petrobras	loaned employees	80	76

Natural gas and supplies for gas business
Petróleo Brasileiro S.A. - Petrobras	Purchase of natural gas for resale (note 33)	23,611	85,624

Other operating expenses
Braspower I.Engineering S/C Ltda.	Recovery of expenses with employee loan	-	(104)
Government of the State of Paraná	Recovery of expenses with employee loan	(49)	(120)

Financial revenues
Foz do Chopim Energética Ltda.	Revenues under loan agreement	457	642
Government of the State of Paraná	Revenues under CRC agreement	21,461	39,466

Financial expenses
	Expenses with the financing
BNDES	for the Jordão River Diversion	-	176
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	826	1,375
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	50	67
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	508	818
Eletrobrás	Charges on financing	7,770	9,290

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of 31 March 2006) of R$ 49.623 and R$ 29,076, respectively.

Dutopar Participações Ltda. and Petróleo Brasileiro S.A. - Petrobras – Both companies are minority shareholders of Compagas.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 17.

Eletrobrás holds some preferred shares of Elejor. Such stake shall be reacquired in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which will take place after the last generating unit enters operation, scheduled for 31 August 2006. Thus, the first payment may be expected in August 2008, restated according to the IGP-M/FGV index between the date the shares were paid in and the actual payment date, plus interest of 12% p.a. (Note 17).

Petróleo Brasileiro S.A – Petrobras – Petrobras is a minority shareholder of Compagas, through subsidiary Petrobras Gás S.A. - Gaspetro.

UEG Araucária Ltda. - The Company has signed a capacity purchase agreement with UEG Araucária. The validity of this agreement is the subject of pending litigation between the parties (note 19.b).

43 Energy Auction

On 16 December 2005, the First Auction of Power from New Projects took place, based on the new framework for the power sector. A total of 564,075 GWh were negotiated, at an average price of R$ 121.20/MWh, for delivery in 2008, 2009, and 2010. Power contracts from both thermal and hydraulic sources were offered, with 15 and 30 year terms, respectively. COPEL has acquired the following volumes:

Year	Hydraulic source	Thermal source
	(GWh)	(GWh)

2008	951	3,755
2009	857	7,964
2010	17,437	8,455

Source: CCEE

The Second Auction of Power from New Projects is scheduled for 12 June 2006. It is an A-3 auction, for delivery starting in January 2009. Due to the low discrepancy between actual and estimated market demand and to the redistribution of Itaipu quotas, COPEL will not acquire power at this auction.

The power acquired at the first auction is sufficient to meet the entire market demand in 2009. The increased Itaipu quota shall be absorbed by the lack of purchases for 2008 and 2009. The new Itaipu quota was calculated based on the billed market of distribution companies in 2004 and will be effective in January 2008. Pursuant to ANEEL Resolution no. 218/2006, any surpluses or deficits resulting from the redistribution of Itaipu quotas shall be offset with priority through the Surplus and Deficit Offsetting Mechanism (MCSD).

In August 2005, COPEL Distribution used the MCSD to adjust its procurement levels on account of the assignment of free customers to COPEL Generation. In December 2005, the Company used the MCSD again, this time to acquire power from existing facilities for 2006 and 2007, in order to reduce purchases from new facilities. Recently, in April 2006, COPEL resorted yet again to the MCSD to reduce its power commitments, as a result of the migration of customers to the unregulated or free procurement environment.

In-depth regulation of the new framework of the power sector is nearing completion; still remaining is the regulation of the way costs with contract surpluses shall be passed on to customers, within the 103% limit. The proposition submitted by ANEEL at the Public Hearing sets forth a priority order for contracts, so that any surpluses shall always be allocated to the existing power purchase agreements within the regulated environment (CCEARs).

In terms of rates, in 2005 the most noteworthy events were the exclusion of PIS-Pasep/Cofins taxes from the power rate structure, the modification of the application of the Rate Adjustment Index (IRT) formula, the signature of an amendment to COPEL Distribution’s concession agreement, and the publication of Resolution no. 166/2005, which established a new method of calculation of the Rate for the Use of the Distribution System – TUSD and the Energy Rate – TE.

In 2005, the regulatory agency for the power sector started the process of making improvements to the rate review mechanism by means of the Technical Forum for Integration between ANEEL and Society; all contributions that are accepted shall be incorporated and applied to the Second Cycle of Rate Review.

COPEL, in association with ABRADEE, prepared proposals to improve the Return Basis, the Reference Company, the X Factor, and WACC. These proposals are based on a clear, solid, and consistent rate review methodology, which shall increase the transparency of the process and ensure its reproduction, reducing subjectivity in its application and striving for simplicity without compromising accuracy.

44 Wholly-Owned Subsidiaries

Below are the financial statements as of 31 March 2006 of the wholly-owned subsidiaries COPEL Generation - GER, COPEL Transmission - TRA, and COPEL Distribution – DIS and of subsidiaries Compagas - COM and Elejor – ELE:

ASSETS	GER	TRA	DIS	TEL	PAR	COM	ELE

Current Assets
Cash in hand	604,927	10,632	437,656	2,655	4,775	32,370	56,426
Customers and distributors, net	163,572	47,103	726,190	-	-	39,317	6,600
Services to third parties, net	1,331	183	35	9,321	-	-	-
Dividends receivable	-	-	-	-	7,568	-	-
Construction in progress	3,453	2,342	4,539	-	231	-	-
CRC transferred to the Government of Paraná	-	-	32,337	-	-	-	-
Taxes and social contributions paid in advance	12,183	10,002	85,933	2,338	10,056	831	856
Account for compensation of Portion A	-	-	86,018	-	-	-	-
Pasep/Cofins regulatory asset	-	6,938	18,143	-	-	-	-
Collaterals and escrow deposits	22,529	-	21,506	-	-	236	-
Other receivables	10,843	6,324	17,537	1,459	163	951	3,108
Inventories	68	10,033	26,231	7,381	-	630	-
	818,906	93,557	1,456,125	23,154	22,793	74,335	66,990
Long-Term Receivables
Customers and distributors	138,324	-	71,123	-	-	-	-
CRC transferred to the State Government of Paraná	-	-	1,144,591	-	-	-	-
Taxes and social contribution paid in advance	58,606	36,123	253,929	10,306	8,122	2,456	-
Judicial deposits	7,336	16,676	63,340	289	-	-	2
Account for compensation of Portion A	-	-	8,735	-	-	-	-
Pasep/Cofins regulatory asset	-	16,493	32,680	-	-	-	-
Collaterals and escrow deposits	-	5,238	19,859	-	-	-	-
Subsidiaries, investees, and parent company	124,839	-	-	-	187,189	-	-
Advance payments	3,592	-	-	-	-	49	751
Other receivables	936	56	8,272	-	1,694	-	-
	333,633	74,586	1,602,529	10,595	197,005	2,505	753
Permanent Assets
Investments	4,150	2,257	419	-	516,624	2	-
Property, plant, and equipment	2,897,319	1,145,092	1,121,401	181,309	143	121,761	575,517
Deferred assets	-	-	-	-	-	5,314	-
	2,901,469	1,147,349	1,121,820	181,309	516,767	127,077	575,517

Total Assets	4,054,008	1,315,492	4,180,474	215,058	736,565	203,917	643,260

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR	COM	ELE

Current Liabilities
Loans and financing	48,252	15,562	20,744	-	-	6,366	-
Debentures	-	-	572,825	-	-	-	5,013
Suppliers	877,923	6,662	435,362	1,355	43	18,748	4,180
Taxes and social contributions	33,103	16,994	166,679	932	7	4,302	713
Interest on capital	-	69,217	-	916	61,526	9,732	154
Payroll and labor provisions	17,770	15,984	68,604	5,299	871	795	64
Post-employment benefits	24,319	22,935	73,550	5,466	144	-	-
Account for compensation of Portion A	-	-	64,020	-	-	-	-
Regulatory charges	12,018	2,074	45,134	16	-	-	187
Concession charge - ANEEL grant	-	-	-	-	-	-	9,319
Other accounts payable	11,922	5,073	96,892	132	189	677	763
	1,025,307	154,501	1,543,810	14,116	62,780	40,620	20,393
Long-Term Liabilities
Loans and financing	330,831	74,305	93,037	-	-	30,292	36,874
Debentures	-	-	-	-	-	-	263,572
Provisions for contingencies	64,317	41,977	97,978	753	-	-	-
Debt to related parties	-	20,400	245,246	67,243	256,257	-	187,189
Suppliers	889	-	260,545	-	-	267	-
Taxes and social contribution	-	5,608	24,243	-	-	8,957	-
Post-employment benefits	92,013	81,740	293,856	17,062	615	912	-
Customers	-	-	1,465	-	-	-	-
Account for compensation of Portion A	-	-	14,548	-	-	-	-
	488,050	224,030	1,030,918	85,058	256,872	40,428	487,635
Shareholders' Equity
Share capital	2,338,932	751,989	1,607,168	120,650	330,718	50,012	113,800
Capital reserves	-	-	-	701	-	-	21,443
Income reserves	129,472	151,739	-	-	74,657	64,228	32
Accrued income (losses)	72,247	33,233	(1,422)	(5,467)	11,538	8,629	(43)
	2,540,651	936,961	1,605,746	115,884	416,913	122,869	135,232

Total Liabilities and Shareholders' Equity	4,054,008	1,315,492	4,180,474	215,058	736,565	203,917	643,260

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR	COM	ELE

Operating Revenues
Power sales to final customers	37,929	-	1,350,120	-	-	-	555
Power sales to distributors	283,411	-	14,512	-	-	-	18,606
Use of power grid	-	105,305	35,400	-	-	-	-
Telecommunications revenues	-	-	-	21,037	-	-	-
Distribution of piped gas	-	-	-	-	-	50,050	-
Other operating revenues	1,560	656	11,698	-	-	20	35
Deductions from operating revenues	(38,303)	(14,844)	(435,673)	(2,932)	-	(9,451)	(816)
Net Operating Revenues	284,597	91,117	976,057	18,105	-	40,619	18,380
Operating Expenses
Payroll and pension and healthcare plans	(25,090)	(21,521)	(105,224)	(6,461)	(1,164)	(1,167)	(233)
Materials and supplies	(1,881)	(973)	(12,641)	(526)	(3)	(44)	(9)
Raw materials and supplies for power generation	(6,244)	-	-	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	-	(23,681)	-
Third-party services	(11,410)	(4,404)	(38,764)	(1,542)	(137)	(718)	(1,147)
Power purchased for resale	(16,389)	-	(377,526)	-	-	-	(482)
Charges for the use of the power grid	(44,213)	-	(183,800)	-	-	-	(1,531)
Depreciation and amortization	(25,781)	(10,084)	(39,082)	(6,682)	(8)	(1,618)	(2,181)
Regulatory charges	(14,500)	(830)	(121,559)	(134)	-	-	(293)
Taxes and social contributions	(373)	(481)	(2,013)	(158)	(97)	(88)	(7)
Concession charge - ANEEL grant	-	-	-	-	-	-	(3,572)
Other operating expenses	1,222	(3,275)	(21,432)	(702)	(34)	(332)	(1,193)
	(144,659)	(41,568)	(902,041)	(16,205)	(1,443)	(27,648)	(10,648)
Result of Operations	139,938	49,549	74,016	1,900	(1,443)	12,971	7,732
Financial Income (Losses)
Financial revenues	30,366	1,968	76,342	167	9,020	1,406	2,071
Financial expenses	(58,859)	454	(33,192)	(117)	(91)	(1,314)	(10,309)
	(28,493)	2,422	43,150	50	8,929	92	(8,238)
Equity in Results of Subsidiaries & Investees	-	-	-	-	6,150	-	-
Operating Income (Losses)	111,445	51,971	117,166	1,950	13,636	13,063	(506)
Non-Operating Income (Losses)	(41)	(407)	(3,186)	(34)	-	(1)	-
Income (Losses) Before Taxes	111,404	51,564	113,980	1,916	13,636	13,062	(506)
Income tax and social contribution	(39,157)	(18,331)	(40,740)	(756)	(2,098)	(4,433)	-

Net Income (Losses) for the Period	72,247	33,233	73,240	1,160	11,538	8,629	(506)

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

Distribution

Customer connections: In March 2006, COPEL supplied energy to 3,277,966 customers (3,203,168 in March 2005). A total of 21,382 new customers were billed compared with December 2005.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of March 2006 was 1,228 km (1,210 km as of March 2005).

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid;

- increased transformer useful life due to the reduction in short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of March 2006 was 1,154 km (535 km in March 2005).

Market breakdown – The generation of energy by COPEL from January through March 2006 was 3,576 GWh (4,317 GWh in the first quarter of 2005); the Company also purchased energy from Itaipu (1,146 GWh, against 1,148 GWh in the first quarter of 2005); from CIEN (864 GWh, against 864 GWh in the same period in 2005); and from CCEAR (auction) (2,986 GWh, against 2,141 GWh in the first quarter of 2005), as shown in the flowchart below:

Obs.: Amounts subject to change after final accounting by CCEE.

CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Consumption by customer category (GWh) – Power consumption in the first quarter of 2006 is broken down by customer category on the following table.

Category			In GWh

	Jan - Mar 2006	Jan - Mar 2005	Variation
Residential	1,211	1,160	4.4%
Industrial (includes free customers)	1,761	1,853	-4.9%
Commercial	892	821	8.6%
Rural	386	363	6.4%
Other	454	431	5.1%

TOTAL	4,704	4,628	1.7%

Industrial consumption by sector (GWh) - The next table shows the power consumption by the main industrial sectors, including free customers:

Segment			In GWh

	Jan - Mar 2006	Jan - Mar 2005	Variation
Foodstuffs and beverages	539	531	1.5%
Lumber	211	224	-5.8%
Paper, cardboard, and pulp	210	212	-0.9%
Rubber and plastics	127	114	11.4%
Motor vehicles	100	103	-2.9%
Non-metallic minerals	94	138	-31.9%
Basic metallurgy	85	87	-2.3%

Number of customers – The number of customers billed by COPEL in March 2006 was 3,277,966, representing a growth of 2.3% over the same month of last year.

Category			Customers

	March 2006	March 2005	Variation
Residential	2,581,912	2,517,373	2.6%
Industrial (includes free customers)	54,313	49,722	9.2%
Commercial	273,215	267,366	2.2%
Rural	326,387	327,773	-0.4%
Other	42,139	40,934	2.9%

	3,277,966	3,203,168	2.3%

Management

Workforce – COPEL’s workforce at the end of the first quarter of 2006 amounted to 7,943 employees, assigned to the different subsidiaries as follows: COPEL Generation, 942; COPEL Transmission, 927; COPEL Distribution, 5,747; COPEL Telecommunications, 300; and COPEL Corporate Partnerships, 27 employees. Compagas, in which COPEL holds a 51% interest, had 65 employees in March 2006.

(At the end of the first quarter of 2005, COPEL had 6,798 employees, assigned to the different subsidiaries as follows: COPEL Generation, 816; COPEL Transmission, 834; COPEL Distribution, 4,875; COPEL Telecommunications, 248; and COPEL Corporate Partnerships, 25 employees. Compagas had 63 employees.)

Investor Relations

From January through March 2006, COPEL’s common shares (ON) and class B preferred shares (PNB) were traded on 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions. COPEL had 44.0% of its share capital free floating in the period. COPEL’s market value as of 31 March 2006 was approximately R$ 5,452 million. Out of the 57 securities that make up the Ibovespa index, COPEL’s class B shares ranked 22nd, accounting for 1.3% of the portfolio, with a Beta index of 1.10. Out of the 12 companies that make up the IEE theoretical portfolio, COPEL ranked 3rd, accounting for 8.5% of the portfolio.

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs, under code ELP), were traded on 100% of the trading sessions.

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares were traded, under the code XCOP, on 98% of the trading sessions.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 18.37 per lot of one thousand shares (a 22.9% variation in the first quarter of 2006), and class B preferred shares were traded at R$ 21.69 per lot of one thousand shares (a 20.6% variation). As reported by NYSE, COPEL’s ADSs had a closing price of US$ 9.82 at the end of the period (a 30.4% variation). On LATIBEX, the Company’s shares had a closing price of 8.24 euros (a 29.2% variation).

Stock performance		Common (ON)	Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	1,373	22	40,149	648
Number of shares (in thousands)	5,298,800	85,465	56,587,900	912,708
Volume (in thousands of reais )	91,973	1,483	1,227,321	19,795
Trading sessions	62	100%	62	100%
Nyse
Number of shares (in thousands)	1,180,400	59,020	21,276,200	343,165
Volume (in thousands of reais )	9,296	465	213,010	3,436
Trading sessions	20	32%	62	100%
Latibex
Number of shares (in thousands)			385,527	6,119
Volume (in thousands of euros)			3,364	53
Trading sessions			63	100%

Rates

The average rate for sales to final customers in March 2006 reached R$ 211.59/MWh, representing a 6.2% increase over the rate effective in March 2005.

The average rate for the industrial category was raised 18.5%, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out, in compliance with Decree no. 4,667/2003.

Rates			R$/MWh

	March 2006	March 2005	Variation
Residential	268.95	269.18	-0.1%
Industrial	176.29	148.75	18.5%
Commercial	232.27	228.69	1.6%
Rural	164.43	162.36	1.3%
Other	177.14	172.41	2.7%
Total for sales to final customers	211.59	199.27	6.2%

Net of ICMS (VAT)
Does not include free customers

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh

	March 2006	March 2005	Variation
Itaipu (1)	84.82	91.54	-7.3%
Cien	88.24	92.67	-4.8%
Auction - CCEAR 2005-2012	57.69	57.51	0.3%
Auction - CCEAR 2006-2013	67.81	-	-

(1) Includes Furnas' rate

Under Resolution no. 303, dated 28 March 2006, ANEEL approved new rates for bulk sales by COPEL to COCEL, with a 3.6% average increase over previous rates. Under Resolution no. 280, dated 30 January 2006, ANEEL approved new rates for bulk sales by COPEL to CFLO, with a 3.7% average increase over previous rates.

Rates for sales to distributors			R$/MWh

	March 2006	March 2005	Variation
Auction - CCEAR 2005-2012	57.53	57.50	0.1%
Auction - CCEAR 2006-2013	67.65	-	-
Small utilities	86.08	78.59	9.5%

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	ACIR PEPES MEZZADRI
FRANCELINO LAMY DE MIRANDA GRANDO
LAURITA COSTA ROSA
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
SÉRGIO BOTTO DE LACERDA

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members:	ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
JORGE MICHEL LEPELTIER
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ASSIS CORRÊA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

OPINION BY THE INDEPENDENT ACCOUNTANTS

To the Senior Management and Shareholders of

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Curitiba - PR

1)
We have conducted a special review of the Quarterly Information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL (both parent company and consolidated information) for the quarter ended on 31 March 2006, comprising the individual and consolidated balance sheets as of 31 March 2006, the corresponding statements of income for the quarter ended on that date, and the performance report, prepared in compliance with the accounting practices adopted in Brazil and under the responsibility of Company management.

2)
Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the criteria adopted in the preparation of the quarterly information, and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3)
Based on our special review, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4)
As mentioned in note 39 to the quarterly information, the Company is challenging the calculations made by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency - ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 630,000 thousand; no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that the chances of a favorable outcome for the Company are possible.

5)
Our review was conducted with a view to issuing a special review report on the basic quarterly information taken as whole. The statement of cash flows, included in form 16.01/ITR of the quarterly information for the quarter ended on 31 March 2006, is featured with the purpose of allowing additional analyses and is not required as a part of the basic quarterly information pursuant to the accounting practices adopted in Brazil. The statement of cash flows for the quarter ended on 31 March 2006 was reviewed by us in compliance with the review procedures applied to the basic quarterly information and, based on our review, we are not aware of any material modifications in comparison to the basic quarterly information as a whole.

6)
The individual and consolidated balance sheets as of 31 December 2005, featured herein for purposes of comparison, have been audited by other independent auditors, whose report, issued on 23 March 2006, contained a paragraph pointing out the same issue discussed in paragraph 4 above.

7)
The individual and consolidated statements of income for the quarter ended on 31 March 2005, featured herein for purposes of comparison, have also been audited by other independent auditors, whose special review report, issued on 16 May 2005, contained a paragraph pointing out the same issue discussed in paragraph 4 above.

Curitiba, 10 May 2006

DELOITTE TOUCHE TOHMATSU	José Écio Pereira da Costa Júnior

Independent Auditors	Partner

CRC n.º 2 SP-011.609/O-8 F-PR	CRC SP-101.318/O-2 T-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating abd financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.